As filed with the Securities and Exchange Commission on December 17, 2007
1933 Act File No. 333-147121
1940 Act File No. 811-21869

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-2

Registration Statement under the Securities Act of 1933	☑

Pre-Effective Amendment No.	☐

Post-Effective Amendment No. 1	☑

Registration Statement under the Investment Company Act of 1940	☑

Amendment No. 13	☑
Highland Credit Strategies Fund
(Exact Name of Registrant as Specified in the Declaration of Trust)
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(Address of Principal Executive Offices)
(877) 665-1287
(Registrant’s telephone number, including area code)
James D. Dondero, President
Highland Credit Strategies Fund
Two Galleria Tower
13455 Noel Road, Suite 800
Dallas, Texas 75240
(Name and Address of Agent for Service)
Copies to:

Charles B. Taylor	Leonard B. Mackey, Jr.
Skadden Arps Slate Meagher & Flom LLP	Clifford Chance US LLP
333 West Wacker Drive	31 West 52nd Street
Chicago, Illinois 60606	New York, New York 10019
Approximate date of proposed public offering:
As soon as practicable after the effective date of this Registration Statement
It is proposed that this filing will become effective:
☑ when declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

		Proposed	Proposed
		Maximum	Maximum
	Amount Being	Offering	Aggregate	Amount of
Title of Securities Being Registered	Registered(1)	Price per Unit(1)	Offering Price(1)	Registration Fee(2)
Common Shares, $0.001 par value	11,535,615 shares	$16.30	$188,030,690	$5772.54

(1)	Estimated solely for the purpose of calculating the registration fee as required by Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low sales prices reported on the New York Stock Exchange consolidated reporting system of $16.30 on December 12, 2007.

(2)	Previously paid.

Part A
Prospectus
     Incorporated by reference from Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-2 (File Nos. 333-147121 and 811-21869), as filed with the Securities and Exchange Commission on December 14, 2007.

Highland Credit Strategies Fund
Statement of Additional Information
     Highland Credit Strategies Fund (the “Trust”) is a non-diversified, closed-end management investment company registered under the Investment Company Act with limited operating history. This Statement of Additional Information registered under the Investment Company Act does not constitute a prospectus, but should be read in conjunction with the prospectus relating thereto dated December 17, 2007. This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing common shares, and investors should obtain and read the prospectus prior to purchasing such shares. A copy of the prospectus may be obtained without charge by calling 1-877-665-1287. You may also obtain a copy of the prospectus on the Securities and Exchange Commission’s web site (http://www.sec.gov). Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the prospectus.
This Statement of Additional Information is dated December 17, 2007

USE OF PROCEEDS
     Pending investment in securities that meet the Trust’s investment objectives and policies, the net proceeds of the Offer will be invested in short-term debt securities of the type described under “Investment Policies and Techniques — Short-Term Debt Securities.” We currently anticipate that the Trust will be able to invest primarily in securities that meet the Trust’s investment objectives and policies within approximately one to three months after the completion of the Offer.
INVESTMENT RESTRICTIONS
     Except as described below, the Trust, as a fundamental policy, may not, without the approval of the holders of a “majority of the outstanding”(1) common shares and any preferred shares, if any, voting together as a single class, and of the holders of a majority of the outstanding preferred shares, if any, voting as a separate class:
     (1) invest 25% or more of the value of its total assets in any single industry or group of industries;
     (2) issue senior securities or borrow money other than as permitted by the Investment Company Act or pledge its assets other than to secure such issuances or in connection with hedging transactions, short sales, securities lending, when issued and forward commitment transactions and similar investment strategies;
     (3) make loans of money or property to any person, except through loans of portfolio securities up to a maximum of 33 1/3% of the Trust’s total assets, the purchase of debt securities, including bank loans (senior loans) and participations therein, or the entry into repurchase agreements up to a maximum of 33 1/3% of the Trust’s total assets;
     (4) underwrite the securities of other issuers, except to the extent that, in connection with the disposition of portfolio securities or the sale of its own securities, the Trust may be deemed to be an underwriter;
     (5) purchase or sell real estate, except that the Trust may invest in securities of companies that deal in real estate or are engaged in the real estate business, including real estate investment trusts and real estate operating companies, and instruments secured by real estate or interests therein and the Trust may acquire, hold and sell real estate acquired through default, liquidation, or other distributions of an interest in real estate as a result of the Trust’s ownership of such other assets; or
     (6) purchase or sell commodities or commodity contracts for any purposes except as, and to the extent, permitted by applicable law without the Trust becoming subject to registration with the Commodity Futures Trading Commission (the “CFTC”) as a commodity pool.
     As currently relevant to the Trust, the Investment Company Act requires an asset coverage of 200% for a closed-end fund issuing preferred shares and 300% for a closed-end fund issuing borrowings exceeding 5% of the Trust’s assets (excluding temporary borrowings).
     The Trust will not engage in any activities described under investment restriction number 2 pursuant to which the lenders would be able to foreclose on more than 33 1/3% of the Trust’s total assets.

(1)	When used with respect to shares of the Trust, “majority of the outstanding” shares means (i) 67% or more of the shares present at a meeting, if the holders of more than 50% of the shares are present or represented by proxy, or (ii) more than 50% of the shares, whichever is less.
     The Trust is also subject to the following non-fundamental restrictions and policies, which may be changed by the board of trustees and without shareholder approval. The Trust may not:
(1)	make any short sale of securities except in conformity with applicable laws, rules and regulations and unless after giving effect to such sale, the market value of all securities sold short does not exceed 25% of the value of the Trust’s total assets and the Trust’s aggregate short sales of a particular class of securities of an issuer does not exceed 25% of the then outstanding securities of that class. The Trust may also make short sales “against the box” without respect to such limitations. In this type of short sale, at the time of the sale, the Trust owns or has the immediate and unconditional right to acquire at no additional cost the identical security; and

(2)	purchase securities of open-end or closed-end investment companies except in compliance with the Investment Company Act or any exemptive relief obtained thereunder. Under the Investment Company Act, the Trust may invest up to 10% of its total assets in the aggregate in shares of other investment companies and up to 5% of its total assets in any one investment company, provided the investment does not represent more than 3% of the voting stock of the acquired investment company at the time such shares are purchased. As a shareholder in any investment company, the Trust will bear its ratable share of that investment company’s expenses, and will remain subject to payment of the Advisory Fees and other expenses with respect to assets so invested. Holders of common shares will therefore be subject to duplicative expenses to the extent the Trust invests in other investment companies. In addition, the securities of other investment companies may be leveraged and will therefore be subject to the risks of leverage. The net asset value and market value of leveraged shares will be more volatile and the yield to shareholders will tend to fluctuate more than the yield generated by unleveraged shares.
     In addition, to comply with the federal tax requirements for qualification as a registered investment company, the Trust’s investments must meet certain diversification requirements. See “Tax Matters.”
     The percentage limitations applicable to the Trust’s portfolio described in the prospectus and this Statement of Additional Information apply only at the time of investment, except that the percentage limitation with respect to borrowing applies at all times, and the Trust will not be required to sell securities due to subsequent changes in the value of securities it owns.
INVESTMENT POLICIES AND TECHNIQUES
     The following information supplements the discussion of the Trust’s investment objectives, policies and techniques that are described in the prospectus.
Short-Term Debt Securities
(1) For temporary defensive purposes or to keep cash on hand, the Trust may invest up to 100% of its total assets in cash equivalents and short-term debt securities. Short-term debt investments are defined to include, without limitation, the following: U.S. Government securities, including bills, notes and bonds differing as to maturity and rates of interest that are either issued or guaranteed by the U.S. Treasury or by

U.S. Government agencies or instrumentalities. U.S. Government securities include securities issued by (a) the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the United States, Small Business Administration, and Government National Mortgage Association, whose securities are supported by the full faith and credit of the United States; (b) the Federal Home Loan Banks, Federal Intermediate Credit Banks, and Tennessee Valley Authority, whose securities are supported by the right of the agency to borrow from the U.S. Treasury; (c) the Federal National Mortgage Association, whose securities are supported by the discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; and (d) the Student Loan Marketing Association, whose securities are supported only by its credit. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it always will do so since it is not so obligated by law. The U.S. Government, its agencies and instrumentalities do not guarantee the market value of their securities. Consequently, the value of such securities may fluctuate.
(2) Certificates of deposit issued against funds deposited in a bank or a savings and loan association. Such certificates are for a definite period of time, earn a specified rate of return, and are normally negotiable. The issuer of a certificate of deposit agrees to pay the amount deposited plus interest to the bearer of the certificate on the date specified thereon. Certificates of deposit purchased by the Trust may not be fully insured by the Federal Deposit Insurance Corporation.
(3) Repurchase agreements, which involve purchases of debt securities. At the time the Trust purchases securities pursuant to a repurchase agreement, it simultaneously agrees to resell and redeliver such securities to the seller, who also simultaneously agrees to buy back the securities at a fixed price and time. This assures a predetermined yield for the Trust during its holding period, since the resale price is always greater than the purchase price and reflects an agreed-upon market rate. Such actions afford an opportunity for the Trust to invest temporarily available cash. The Trust may enter into repurchase agreements only with respect to obligations of the U.S. Government, its agencies or instrumentalities; certificates of deposit; or bankers’ acceptances in which the Trust may invest. Repurchase agreements may be considered loans to the seller, collateralized by the underlying securities. The risk to the Trust is limited to the ability of the seller to pay the agreed-upon sum on the repurchase date; in the event of default, the repurchase agreement provides that the Trust is entitled to sell the underlying collateral. If the value of the collateral declines after the agreement is entered into, and if the seller defaults under a repurchase agreement when the value of the underlying collateral is less than the repurchase price, the Trust could incur a loss of both principal and interest. Highland monitors the value of the collateral at the time the action is entered into and at all times during the term of the repurchase agreement. Highland does so in an effort to determine that the value of the collateral always equals or exceeds the agreed-upon repurchase price to be paid to the Trust. If the seller were to be subject to a federal bankruptcy proceeding, the ability of the Trust to liquidate the collateral could be delayed or impaired because of certain provisions of the bankruptcy laws.
(4) Commercial paper, which consists of short-term unsecured promissory notes, including variable rate master demand notes issued by corporations to finance their current operations. Master demand notes are direct lending arrangements between the Trust and a corporation. There is no secondary market for such notes. However, they are redeemable by the Trust at any time. Highland will consider the financial condition of the corporation (e.g., earning power, cash flow and other liquidity ratios) and will continually monitor the corporation’s ability to meet all of its financial obligations, because the Trust’s liquidity might be impaired if the corporation were unable to pay principal and interest on demand. Investments in commercial paper will be limited to commercial paper rated in the highest categories by a major rating agency and which mature within one year of the date of purchase or carry a variable or floating rate of interest.

Equity Securities
     The Trust may invest in equity securities including preferred stocks, convertible securities, warrants and depository receipts.
     Preferred Stock. Preferred stock has a preference over common stock in liquidation (and generally dividends as well) but is subordinated to the liabilities of the issuer in all respects. As a general rule, the market value of preferred stock with a fixed dividend rate and no conversion element varies inversely with interest rates and perceived credit risk, while the market price of convertible preferred stock generally also reflects some element of conversion value. Because preferred stock is junior to debt securities and other obligations of the issuer, deterioration in the credit quality of the issuer will cause greater changes in the value of a preferred stock than in a more senior debt security with similar stated yield characteristics. Unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer’s board of directors. Preferred stock also may be subject to optional or mandatory redemption provisions.
     Convertible Securities. A convertible security is a bond, debenture, note, preferred stock or other security that may be converted into or exchanged for a prescribed amount of common stock or other equity security of the same or a different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest paid or accrued on debt or the dividend paid on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Before conversion, convertible securities have characteristics similar to nonconvertible income securities in that they ordinarily provide a stable stream of income with generally higher yields than those of common stocks of the same or similar issuers, but lower yields than comparable nonconvertible securities. The value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value. Convertible securities rank senior to common stock in a corporation’s capital structure but are usually subordinated to comparable nonconvertible securities. Convertible securities may be subject to redemption at the option of the issuer at a price established in the convertible security’s governing instrument.
     Warrants. Warrants, which are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of warrants involves the risk that the Trust could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the warrants’ expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.
     Depository Receipts. The Trust may invest in both sponsored and unsponsored American Depository Receipts (“ADRs”), European Depository Receipts (“EDRs”), Global Depository Receipts (“GDRs”) and other similar global instruments. ADRs typically are issued by an American bank or trust company and evidence ownership of underlying securities issued by a non-U.S. corporation. EDRs, which are sometimes referred to as Continental Depository Receipts, are receipts issued in Europe, typically by non-U.S. banks and trust companies, that evidence ownership of either non-U.S. or U.S. underlying securities. GDRs are depository receipts structured like global debt issues to facilitate trading on an international basis. Unsponsored ADR, EDR and GDR programs are organized independently and without the cooperation of the issuer of the underlying securities. As a result, available information concerning the issuer may not be as current as for sponsored ADRs, EDRs and GDRs, and the prices of unsponsored ADRs, EDRs and GDRs may be more volatile than if such instruments were sponsored by the issuer. Investments in ADRs, EDRs and GDRs may present additional investment considerations of non-U.S. securities.
Variable and Floating Rate Instruments
     The Trust may purchase rated and unrated variable and floating rate instruments. These instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The Trust may invest in leveraged inverse floating rate debt instruments (“Inverse Floaters”). The interest rate of an Inverse Floater resets in the opposite direction from the market rate of interest to which it is indexed. An Inverse Floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher degree of leverage inherent in Inverse Floaters is associated with greater volatility in their market values. Issuers of unrated variable and floating rate instruments must satisfy the same criteria as set forth above for the Trust. The absence of an active secondary market with respect to particular variable and floating rate instruments, however, could make it difficult for the Trust to dispose of a variable or floating rate instrument if the issuer defaulted on its payment obligation or during periods when the Trust is not entitled to exercise its demand rights.
     With respect to purchasable variable and floating rate instruments, Highland will consider the earning power, cash flows and liquidity ratios of the issuers and guarantors of such instruments and, if the instruments are subject to a demand feature, will monitor their financial status to meet payment on demand. Such instruments may include variable amount master demand notes that permit the indebtedness thereunder to vary in addition to providing for periodic adjustments in the interest rate. The absence of an active secondary market with respect to particular variable and floating rate instruments could make it difficult for the Trust to dispose of a variable or floating rate note if the issuer defaulted on its payment obligation or during periods that the Trust is not entitled to exercise its demand rights, and the Trust could, for these or other reasons, suffer a loss, with respect to such instruments. In determining average-weighted portfolio maturity, an instrument will be deemed to have a maturity equal to either the period remaining until the next interest rate adjustment or the time the Trust involved can recover payment of principal as specified in the instrument, depending on the type of instrument involved.
Derivative Transactions and Risk Management
     Consistent with its investment objectives and policies set forth in the prospectus and in addition to its option strategy, the Trust may also enter into certain risk management transactions. In particular, the Trust may purchase and sell futures contracts, exchange listed and over-the-counter put and call options on securities, equity and other indices and futures contracts, forward foreign currency contracts, and may enter into various interest rate transactions. Derivative Transactions may be used to attempt to protect against possible changes in the market value of the Trust’s portfolio resulting from fluctuations in the securities markets and changes in interest rates, to protect the Trust’s unrealized gains in the value of its portfolio securities, to facilitate the sale of such securities for investment purposes and to establish a position in the securities markets as a temporary substitute for purchasing particular securities. Any or all of these Derivative Transactions may be used at any time. There is no particular strategy that requires use of one technique rather than another. Use of any Derivative Transaction is a function of market conditions. The ability of the Trust to manage them successfully will depend on Highland’s ability to predict pertinent market movements as well as sufficient correlation among the instruments, which cannot be assured. The Derivative Transactions that the Trust may use are described below. Although the Trust recognizes it is not likely that it will use certain of these strategies in light of its investment policies, it nevertheless describes them here because the Trust may seek to use these strategies in certain circumstances.
     Futures Contracts and Options on Futures Contracts. In connection with its Derivative Transactions and other risk management strategies, the Trust may also enter into contracts for the purchase or sale for future delivery (“futures contracts”) of securities, aggregates of securities or indices or prices thereof, other financial indices and U.S. government debt securities or options on the above. The Trust will engage in such transactions only for bona fide risk management and other portfolio management purposes.
     Forward Foreign Currency Contracts. The Trust may enter into forward currency contracts to purchase or sell foreign currencies for a fixed amount of U.S. dollars or another foreign currency. A forward currency contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the forward currency contract agreed upon by the parties, at a price set at the time the forward currency contract is entered into. Forward currency contracts are traded directly between currency traders (usually large commercial banks) and their customers.
     The Trust may engage in various forward currency contract strategies:
•	The Trust may purchase a forward currency contract to lock in the U.S. dollar price of a security denominated in a foreign currency that the Trust intends to acquire. The Trust may sell a forward currency contract to lock in the U.S. dollar equivalent of the proceeds from the anticipated sale of a security or a dividend or interest payment denominated in a foreign currency.

•	The Trust may also use forward currency contracts to shift the Trust’s exposure to foreign currency exchange rate changes from one currency to another. For example, if the Trust owns securities denominated in a foreign currency and Highland believes that currency will decline relative to another currency, the Trust might enter into a forward currency contract to sell the appropriate amount of the first foreign currency with payment to be made in the second currency.

•	The Trust may also purchase forward currency contracts to enhance income when Highland anticipates that the foreign currency will appreciate in value but securities denominated in that currency do not present attractive investment opportunities.

•	The Trust may also use forward currency contracts to offset against a decline in the value of existing investments denominated in a foreign currency. Such a transaction would tend to offset both positive and negative currency fluctuations, but would not offset changes in security values caused by other factors.

•	The Trust could also enter into a forward currency contract to sell another currency expected to perform similarly to the currency in which the Trust’s existing investments are denominated. This type of transaction could offer advantages in terms of cost, yield or efficiency, but may not offset currency exposure as effectively as a simple forward currency transaction to sell U.S. dollars. This type of transaction may result in losses if the currency sold does not perform similarly to the currency in which the Trust’s existing investments are denominated.

•	The Trust may also use forward currency contracts in one currency or a basket of currencies to attempt to offset against fluctuations in the value of securities denominated in a different currency if Highland anticipates that there will be a correlation between the two currencies.

•	The cost to the Trust of engaging in forward currency contracts varies with factors such as the currency involved, the length of the contract period and the market conditions then prevailing. Because forward currency contracts are usually entered into on a principal basis, no fees or commissions are involved.

•	When the Trust enters into a forward currency contract, it relies on the counterparty to make or take delivery of the underlying currency at the maturity of the contract. Failure by the counterparty to do so would result in the loss of some or all of any expected benefit of the transaction. Secondary markets generally do not exist for forward currency contracts, with the result that closing transactions generally can be made for forward currency contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Trust will in fact be able to close out a forward currency contract at a favorable price prior to maturity. In addition, in the event of insolvency of the counterparty, the Trust might be unable to close out a forward currency contract. In either event, the Trust would continue to be subject to market risk with respect to the position, and would continue to be required to maintain a position in securities denominated in the foreign currency or to maintain cash or liquid assets in a segregated account. The precise matching of forward currency contract amounts and the value of the securities involved generally will not be possible because the value of such securities, measured in the foreign currency, will change after the forward currency contract has been established. Thus, the Trust might need to purchase or sell foreign currencies in the spot (cash) market to the extent such foreign currencies are not covered by forward currency contracts. The projection of short-term currency market movements is extremely difficult, and the successful execution of a short-term strategy is highly uncertain.
     Calls on Securities, Indices and Futures Contracts. In addition to its option strategy, in order to enhance income or reduce fluctuations on net asset value, the Trust may sell or purchase call options (“calls”) on securities and indices based upon the prices of futures contracts and debt or equity securities that are traded on U.S. and non-U.S. securities exchanges and in the over-the-counter markets. A call option gives the purchaser of the option the right to buy, and obligates the seller to sell, the underlying security, futures contract or index at the exercise price at any time or at a specified time during the option period. All such calls sold by the Trust must be “covered” as long as the call is outstanding (i.e., the Trust must own the instrument subject to the call or other securities or assets acceptable for applicable segregation and coverage requirements). A call sold by the Trust exposes the Trust during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security, index or futures contract and may require the Trust to hold an instrument which it might otherwise have sold. The purchase of a call gives the Trust the right to buy a security, futures contract or index at a fixed price. Calls on futures on securities must also be covered by assets or instruments acceptable under applicable segregation and coverage requirements.
     Puts on Securities, Indices and Futures Contracts. In addition to its option strategy, the Trust may purchase put options (“puts”) that relate to securities (whether or not it holds such securities in its portfolio), indices or futures contracts. For the same purposes, the Trust may also sell puts on securities, indices or futures contracts on such securities if the Trust’s contingent obligations on such puts are secured by segregated assets consisting of cash or liquid debt securities having a value not less than the exercise price. In selling puts, there is a risk that the Trust may be required to buy the underlying security at a price higher than the current market price.

     Interest Rate Transactions. Among the Derivative Transactions in which the Trust may enter into are interest rate swaps and the purchase or sale of interest rate caps and floors. The Trust expects to enter into these transactions primarily to preserve a return or spread on a particular investment or portion of its portfolio as a duration management technique or to protect against any increase in the price of securities the Trust anticipates purchasing at a later date. The Trust intends to use these transactions for risk management purposes and not as a speculative investment. The Trust will not sell interest rate caps or floors that it does not own. Interest rate swaps involve the exchange by the Trust with another party of their respective commitments to pay or receive interest, e.g., an exchange of floating rate payments for fixed rate payments with respect to a notional amount of principal. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor.
     The Trust may enter into interest rate swaps, caps and floors on either an asset based or liability-based basis, depending on whether it is offsetting volatility with respect to its assets or liabilities, and will usually enter into interest rate swaps on a net basis, i.e., the two payment streams are netted out, with the Trust receiving or paying, as the case may be, only the net amount of the two payments on the payment dates. Inasmuch as these Derivative Transactions are incurred into for good faith risk management purposes. Highland and the Trust believe such obligations do not constitute senior securities, and, accordingly will not treat them as being subject to its borrowing restrictions. The Trust will accrue the net amount of the excess, if any, of the Trust’s obligations over its entitlements with respect to each interest rate swap on a daily basis and will designate on its books and records with a custodian an amount of cash or liquid high grade securities having an aggregate net asset value at all times at least equal to the accrued excess. The Trust will not enter into any interest rate swap, cap or floor transaction unless the unsecured senior debt or the claims paying ability of the other party thereto is rated in the highest rating category of at least one nationally recognized statistical rating organization at the time of entering into such transaction. If there is a default by the other party to such a transaction, the Trust will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. Caps and floors are more recent innovations for which standardized documentation has not yet been developed and, accordingly, they are less liquid than swaps.
     Credit Derivatives. The Trust may engage in credit derivative transactions. There are two broad categories of credit derivatives: default price risk derivatives and market spread derivatives. Default price risk derivatives are linked to the price of reference securities or loans after a default by the issuer or borrower, respectively. Market spread derivatives are based on the risk that changes in market factors, such as credit spreads, can cause a decline in the value of a security, loan or index.
     There are three basic transactional forms for credit derivatives: swaps, options and structured instruments. The use of credit derivatives is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If Highland is incorrect in its forecasts of default risks, market spreads or other applicable factors, the investment performance of the Trust would diminish compared with what it would have been if these techniques were not used. Moreover, even if Highland is correct in its forecasts, there is a risk that a credit derivative position may correlate imperfectly with the price of the asset or liability being purchased. There is no limit on the amount of credit derivative transactions that may be entered into by the Trust. The Trust’s risk of loss in a credit derivative transaction varies with the form of the transaction. For example, if the Trust purchases a default option on a security, and if no default occurs with respect to the security, the Trust’s loss is limited to the premium it paid for the default option. In contrast, if there is a default by the grantor of a default option, the Trust’s loss will include both the premium that it paid for the option and the decline in value of the underlying security that the default option protects.
     Below under “General Characteristics of Risks of Derivative Transactions” is further information about the characteristics, risks and possible benefits of Derivative Transactions and the Trust’s other policies and limitations (which are not fundamental policies) relating to investment in futures contracts and options. The principal risks relating to the use of futures contracts and other Derivative Transactions are: (i) less than perfect correlation between the prices of the instrument and the market value of the securities in the Trust’s portfolio; (ii) possible lack of a liquid secondary market for closing out a position in such instruments; (iii) losses resulting from interest rate or other market movements not anticipated by Highland; and (iv) the obligation to meet additional variation margin or other payment requirements, all of which could result in the Trust being in a worse position than if such techniques had not been used.
     Certain provisions of the Code may restrict or affect the ability of the Trust to engage in Derivative Transactions. See “Tax Matters.”
General Characteristics and Risks of Derivative Transactions
     In order to manage the risk of its securities portfolio, or to enhance income or gain as described in the prospectus, the Trust will engage in Derivative Transactions. The Trust will engage in such activities in the Investment Adviser’s discretion, and may not necessarily be engaging in such activities when movements in interest rates that could affect the value of the assets of the Trust occur. The Trust’s ability to pursue certain of these strategies may be limited by applicable regulations of the CFTC. Certain Derivative Transactions may give rise to taxable income.
Put and Call Options on Securities and Indices
     The Trust may purchase and sell put and call options on securities and indices. A put option gives the purchaser of the option the right to sell and the writer the obligation to buy the underlying security at the exercise price during the option period. The Trust may also purchase and sell options on securities indices (“index options”). Index options are similar to options on securities except that, rather than taking or making delivery of securities underlying the option at a specified price upon exercise, an index option gives the holder the right to receive cash upon exercise of the option if the level of the securities index upon which the option is based is greater, in the case of a call, or less, in the case of a put, than the exercise price of the option. The purchase of a put option on a security could protect the Trust’s holdings in a security or a number of securities against a substantial decline in the market value. A call option gives the purchaser of the option the right to buy and the seller the obligation to sell the underlying security or index at the exercise price during the option period or for a specified period prior to a fixed date. The purchase of a call option on a security could protect the Trust against an increase in the price of a security that it intended to purchase in the future. In the case of either put or call options that it has purchased, if the option expires without being sold or exercised, the Trust will experience a loss in the amount of the option premium plus any related commissions. When the Trust sells put and call options, it receives a premium as the seller of the option. The premium that the Trust receives for selling the option will serve as a partial offset, in the amount of the option premium, against changes in the value of the securities in its portfolio. During the term of the option, however, a covered call seller has, in return for the premium on the option, given up the opportunity for capital appreciation above the exercise price of the option if the value of the underlying security increases, but has retained the risk of loss should the price of the underlying security decline. Conversely, a secured put seller retains the risk of loss should the market value of the underlying security decline below the exercise price of the option, less the premium received on the sale of the option. The Trust is authorized to purchase and sell exchange listed options and over-

the-counter options (“OTC Options”) which are privately negotiated with the counterparty. Listed options are issued by the Options Clearing Corporation (“OCC”) which guarantees the performance of the obligations of the parties to such options.
     The Trust’s ability to close out its position as a purchaser or seller of an exchange listed put or call option is dependent upon the existence of a liquid secondary market on option exchanges. Among the possible reasons for the absence of a liquid secondary market on an exchange are: (i) insufficient trading interest in certain options; (ii) restrictions on transactions imposed by an exchange; (iii) trading halts, suspensions or other restrictions imposed with respect to particular classes or series of options or underlying securities; (iv) interruption of the normal operations on an exchange; (v) inadequacy of the facilities of an exchange or OCC to handle current trading volume; or (vi) a decision by one or more exchanges to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist, although outstanding options on that exchange that had been listed by the OCC as a result of trades on that exchange would generally continue to be exercisable in accordance with their terms. OTC Options are purchased from or sold to dealers, financial institutions or other counterparties which have entered into direct agreements with the Trust. With OTC Options, such variables as expiration date, exercise price and premium will be agreed upon between the Trust and the counterparty, without the intermediation of a third party such as the OCC. If the counterparty fails to make or take delivery of the securities underlying an option it has written, or otherwise settle the transaction in accordance with the terms of that option as written, the Trust would lose the premium paid for the option as well as any anticipated benefit of the transaction.
     The hours of trading for options on securities may not conform to the hours during which the underlying securities are traded. To the extent that the option markets close before the markets for the underlying securities, significant price movements can take place in the underlying markets that cannot be reflected in the option markets.
Futures Contracts and Related Options
     Characteristics. The Trust may sell financial futures contracts or purchase put and call options on such futures as an offset against anticipated market movements. The sale of a futures contract creates an obligation by the Trust, as seller, to deliver the specific type of financial instrument called for in the contract at a specified future time for a specified price. Options on futures contracts are similar to options on securities except that an option on a futures contract gives the purchaser the right in return for the premium paid to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put).
     Margin Requirements. At the time a futures contract is purchased or sold, the Trust must allocate cash or securities as a deposit payment (“initial margin”). It is expected that the initial margin that the Trust will pay may range from approximately 1% to approximately 5% of the value of the securities or commodities underlying the contract. In certain circumstances, however, such as periods of high volatility, the Trust may be required by an exchange to increase the level of its initial margin payment. Additionally, initial margin requirements may be increased generally in the future by regulatory action. An outstanding futures contract is valued daily and the payment in case of “variation margin” may be required, a process known as “marking to the market.” Transactions in listed options and futures are usually settled by entering into an offsetting transaction, and are subject to the risk that the position may not be able to be closed if no offsetting transaction can be arranged.
     Limitations on Use of Futures and Options on Futures. The Trust’s use of futures and options on futures will in all cases be consistent with applicable regulatory requirements and in particular the rules and regulations of the CFTC. The Trust currently may enter into such transactions without limit for bona fide strategic purposes, including risk management and duration management and other portfolio strategies. The Trust may also engage in transactions in futures contracts or related options for non-strategic purposes to enhance income or gain provided that the Trust will not enter into a futures contract or related option (except for closing transactions) for purposes other than bona fide strategic purposes, or risk management including duration management if, immediately thereafter, the sum of the amount of its initial deposits and premiums on open contracts and options would exceed 5% of the Trust’s liquidation value, i.e., net assets (taken at current value); provided, however, that in the case of an option that is in-the-money at the time of the purchase, the in-the-money amount may be excluded in calculating the 5% limitation. The above policies are non-fundamental and may be changed by the Trust’s board of trustees at any time. Also, when required, an account of cash equivalents designated on the books and records will be maintained and marked to market on a daily basis in an amount equal to the market value of the contract.
     Segregation and Cover Requirements. Futures contracts, interest rate swaps, caps, floors and collars, short sales, reverse repurchase agreements and dollar rolls, and listed or OTC options on securities, indices and futures contracts sold by the Trust are generally subject to earmarking and coverage requirements of either the CFTC or the SEC, with the result that, if the Trust does not hold the security or futures contract underlying the instrument, the Trust will be required to designate on its books and records an ongoing basis, cash, U.S. government securities, or other liquid high grade debt obligations in an amount at least equal to the Trust’s obligations with respect to such instruments.
     Such Amounts Fluctuate as the Obligations Increase or Decrease. The earmarking requirement can result in the Trust maintaining securities positions it would otherwise liquidate, segregating assets at a time when it might be disadvantageous to do so or otherwise restrict portfolio management.
     Derivative Transactions Present Certain Risks. With respect to Derivative Transactions and risk management, the variable degree of correlation between price movements of strategic instruments and price movements in the position being offset create the possibility that losses using the strategy may be greater than gains in the value of the Trust’s position. The same is true for such instruments entered into for income or gain. In addition, certain instruments and markets may not be liquid in all circumstances. As a result, in volatile markets, the Trust may not be able to close out a transaction without incurring losses substantially greater than the initial deposit. Although the contemplated use of these instruments predominantly for Derivative Transactions should tend to minimize the risk of loss due to a decline in the value of the position, at the same time they tend to limit any potential gain which might result from an increase in the value of such position. The ability of the Trust to successfully utilize Derivative Transactions will depend on the Investment Adviser’s and the sub-adviser’s ability to predict pertinent market movements and sufficient correlations, which cannot be assured. Finally, the daily deposit requirements in futures contracts that the Trust has sold create an on going greater potential financial risk than do options transactions, where the exposure is limited to the cost of the initial premium. Losses due to the use of Derivative Transactions will reduce net asset value.
     Regulatory Considerations. The Trust has claimed an exclusion from the term “commodity pool operator” under the Commodity Exchange Act and, therefore, is not subject to registration or regulation as a commodity pool operator under the Commodity Exchange Act.

OTHER INVESTMENT POLICIES AND TECHNIQUES
Restricted and Illiquid Securities
     Certain of the Trust’s investments may be illiquid. Illiquid securities are subject to legal or contractual restrictions on disposition or lack an established secondary trading market. The sale of restricted and illiquid securities often requires more time and results in higher brokerage charges or dealer discounts and other selling expenses than does the sale of securities eligible for trading on national securities exchanges or in the over-the-counter markets. Restricted securities may sell at a price lower than similar securities that are not subject to restrictions on resale.
When-Issued and Forward Commitment Securities
     The Trust may purchase securities on a “when-issued” basis and may purchase or sell securities on a “forward commitment” basis in order to acquire the security or to offset against anticipated changes in interest rates and prices. When such transactions are negotiated, the price, which is generally expressed in yield terms, is fixed at the time the commitment is made, but delivery and payment for the securities take place at a later date. When-issued securities and forward commitments may be sold prior to the settlement date, but the Trust will enter into when-issued and forward commitments only with the intention of actually receiving or delivering the securities, as the case may be. If the Trust disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it might incur a gain or loss. At the time the Trust enters into a transaction on a when-issued or forward commitment basis, it will designate on its books and records cash or liquid debt securities equal to at least the value of the when-issued or forward commitment securities. The value of these assets will be monitored daily to ensure that their marked to market value will at all times equal or exceed the corresponding obligations of the Trust. There is always a risk that the securities may not be delivered and that the Trust may incur a loss. Settlements in the ordinary course, which may take substantially more than five business days, are not treated by the Trust as when-issued or forward commitment transactions and accordingly are not subject to the foregoing restrictions.
Pay-In-Kind Bonds
     The Trust may invest in Pay-in-kind, or “PIK” bonds. PIK bonds are bonds which pay interest through the issuance of additional debt or equity securities. Similar to zero coupon obligations, PIK bonds also carry additional risk as holders of these types of securities realize no cash until the cash payment date unless a portion of such securities is sold and, if the issuer defaults, the Trust may obtain no return at all on its investment. The market price of PIK bonds is affected by interest rate changes to a greater extent, and therefore tends to be more volatile, than that of securities which pay interest in cash. Additionally, current federal tax law requires the holder of certain PIK bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and avoid liability for federal income and excise taxes, the Trust may be required to distribute income accrued with respect to these securities and may have to dispose of portfolio securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.
Brady Bonds
     The Trust’s emerging market debt securities may include emerging market governmental debt obligations commonly referred to as Brady Bonds. Brady Bonds are debt securities, generally denominated in U.S. dollars, issued under the framework of the Brady Plan, an initiative announced by U.S. Treasury Secretary Nicholas F. Brady in 1989 as a mechanism for debtor nations (primarily emerging market countries) to restructure their outstanding external indebtedness (generally, commercial bank debt). Brady Bonds are created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructuring. A significant amount of the Brady Bonds that the Trust may purchase have no or limited collateralization, and the Trust will be relying for payment of interest and (except in the case of principal collateralized Brady Bonds) principal primarily on the willingness and ability of the foreign government to make payment in accordance with the terms of the Brady Bonds. A substantial portion of the Brady Bonds and other sovereign debt securities in which the Trust may invest are likely to be acquired at a discount.
Mezzanine Investments
     The Trust may invest in certain high yield securities known as mezzanine investments, which are subordinated debt securities which are generally issued in private placements in connection with an equity security (e.g., with attached warrants). Such mezzanine investments may be issued with or without registration rights. Similar to other high yield securities, maturities of mezzanine investments are typically seven to ten years, but the expected average life is significantly shorter at three to five years. Mezzanine investments are usually unsecured and subordinate to other obligations of the issuer.
Loan Participations and Assignments
     The Trust may invest in fixed and floating rate loans (“Loans”) arranged through private negotiations between a corporation or foreign government and one or more financial institutions (“Lenders”). The Trust’s investments in Loans are expected in most instances to be in the form of participations in Loans (“Participations”) and assignments of all or a portion of Loans (“Assignments”) from third parties. Participations typically will result in the Trust having a contractual relationship only with the Lender not the borrower. The Trust will have the right to receive payments of principal, interest and any fees to which it is entitled only from the Lender selling the Participation and the Trust and only upon receipt by the Lender of the payments by the borrower. In connection with purchasing Participations, the Trust generally has no direct right to enforce compliance by the borrower with the terms of the loan agreement relating to the Loan, nor any rights of set-off against the borrower, and the Trust may not directly benefit from any collateral supporting the Loan in which is has purchased the Participation. As a result the Trust will assume the credit risk of both the borrower and the Lender that is selling the Participation. In the event of the insolvency of the Lender selling a Participation, the Trust may be treated as a general creditor of the Lender and may not benefit from any set-off between the Lender and the borrower. The Trust will acquire Participations only if the Lender interpositioned between the Trust and the borrower is determined by Highland to be creditworthy. When the Trust purchases Assignments from Lenders, the Trust will acquire direct rights against the borrower on the Loan. However, since Assignments are arranged through private negotiations between potential assignees and assignors, the rights and obligations acquired by the Trust as the purchaser of an Assignment may differ from, and be more limited than, those held by the assigning Lender.
     The Trust may have difficulty disposing of Assignments and Participations. Because there is no liquid market for such securities, the Trust anticipates that such securities could be sold only to a limited number of institutional investors. The lack of a liquid secondary market will have an adverse impact on the value of such securities and on the Trust’s ability to dispose of particular Assignments or Participations when necessary to meet the Trust’s liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for Assignments and Participations also may make it more difficult for the Trust to assign a value to those securities for purposes of valuing the Trust’s portfolio and calculating its net asset value.

Structured Investments
     The Trust may invest a portion of its assets in interests in entities organized and operated solely for the purpose of restructuring the investment characteristics of securities. This type of restructuring involves the deposit with or purchase by an entity, such as a corporation or a trust, of specified instruments and the issuance by that entity of one or more classes of securities (“Structured Investments”) backed by, or representing interests in the underlying instruments. The cash flow on the underlying instruments may be apportioned among the newly issued Structured Investments to create securities with different investment characteristics such as varying maturities, payment priorities and interest rate provisions, and the extent of the payments made with respect to Structured Investments is dependent on the extent of the cash flow on the underlying instruments. Because Structured Investments of the type in which the Trust anticipates it will invest typically involve no credit enhancement, their credit risk generally will be equivalent to that of the underlying instruments.
     The Trust is permitted to invest in a class of Structured Investments that is either subordinated or not subordinated to the right of payment of another class. Subordinated Structured Investments typically have higher yields and present greater risks than unsubordinated Structured Investments.
     Certain issuers of Structured Investments may be deemed to be “investment companies” as defined in the Investment Company Act. As a result, the Trust’s investment in these Structured Investments may be limited by the restrictions contained in the Investment Company Act. Structured Investments are typically sold in private placement transaction, and there currently is no active trading market for Structured Investments.
Project Loans
     The Trust may invest in project loans, which are fixed income securities of issuers whose revenues are primarily derived from mortgage loans to multi-family, nursing home and other real estate development projects. The principal payments on these mortgage loans will be insured by agencies and authorities of the U.S. Government.
Zero Coupons and Deferred Payment Obligations
     The Trust may invest in zero-coupon bonds, which are normally issued at a significant discount from face value and do not provide for periodic interest payments. Zero-coupon bonds may experience greater volatility in market value than similar maturity debt obligations which provide for regular interest payments. Additionally, current federal tax law requires the holder of certain zero-coupon bonds to accrue income with respect to these securities prior to the receipt of cash payments. To maintain its qualification as a regulated investment company and to potentially avoid liability for federal income and excise taxes, the Trust may be required to distribute income accrued with respect to these securities and may have to dispose of Trust securities under disadvantageous circumstances in order to generate cash to satisfy these distribution requirements.
     The Trust may invest in Deferred Payment Securities. Deferred Payment Securities are securities that remain Zero-Coupon Securities until a predetermined date, at which time the stated coupon rate becomes effective and interest becomes payable at regular intervals. Deferred Payment Securities are subject to greater fluctuations in value and may have lesser liquidity in the event of adverse market conditions than comparably rated securities paying cash interest at regular interest payment periods.

MANAGEMENT OF THE TRUST
Trustees
     The board of trustees provides broad oversight over the operations and affairs of the Trust and protects the interests of shareholders. The board of trustees has overall responsibility to manage and control the business affairs of the Trust, including the complete and exclusive authority to establish policies regarding the management, conduct and operation of the Trust’s business. The names and ages of the trustees and officers of the Trust, the year each was first elected or appointed to office, their principal business occupations during the last five years, the number of funds overseen by each trustee and other directorships or trusteeships they hold are shown below. The business address of the Trust, Highland and their board members and officers is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240, unless otherwise specified below.

				Number of Portfolios in
		Term of Office and		Highland Fund Complex	Other
	Position	Length of Time	Principal Occupation(s)	Overseen by	Directorships/
Name and Age	with Trust	Served(1)	During Past Five Years	Trustee(2)	Trusteeships Held
INDEPENDENT TRUSTEES
Timothy Hui (Age 59)	Trustee	3 years and Trustee since May 19, 2006	Dean of Educational Resources since July 2006; Assistant Provost for Graduate Education from July 2004 to June 2006, and Assistant Provost for Educational Resources from July 2001 to June 2004, Philadelphia Biblical University.	10	None

Scott Kavanaugh (Age 46)	Trustee	3 years and Trustee since May 19, 2006	Private Investor since February 2004. Sales Representative at Round Hill Securities from March 2003 to January 2004; Executive at Provident Funding Mortgage Corporation, February 2003 to July 2003; Executive Vice President. Director and CAO, Commercial Capital Bank, January 2000to February 2003; Managing Principal and Chief Operating Officer, Financial Institutional Partners Mortgage Company and the Managing Principal and President of Financial Institutional Partners, LLC (an investment banking firm), April 1998 to February 2003.	10	None

James F. Leary (Age 77)	Trustee	3 years and Trustee since May 19, 2006	Managing Director, Benefit Capital Southwest, Inc. (a financial consulting firm) since January 1999.	10	Board Member of Capstone Group of Funds (7 portfolios).

				Number of Portfolios in
		Term of Office and		Highland Fund Complex	Other
	Position	Length of Time	Principal Occupation(s)	Overseen by	Directorships/
Name and Age	with Trust	Served(1)	During Past Five Years	Trustee(2)	Trusteeships Held
Bryan A. Ward (Age 52)	Trustee	3 years and Trustee since May 19, 2006	Senior Manager since January 2002 and Special Projects Advisor, Accenture, LLP (consulting firm) with focus on the oil and gas industry, from September 1998 to December 2001.	10	None

INTERESTED TRUSTEE
R. Joseph Dougherty (Age 37)	Trustee and Chairman of the Board	3 years and Trustee since March 10, 2006	Senior Portfolio Manager of the Investment Adviser since 2000. Director and Senior Vice President of the funds in the Highland Fund Complex.	10	None
OFFICERS

		Term of Office and	Principal Occupation(s) During
Name and Age	Position with Trust	Length of Time Served	Past Five Years
James D. Dondero (Age 45)	Chief Executive Officer and President	Indefinite Term and Officer since May 19, 2006	President and Director of Strand Advisors, Inc. (“Strand”), the General Partner of the Investment Adviser. President of the funds in the Highland Fund Complex.

Mark Okada (Age 45)	Executive Vice President	Indefinite Term and Officer since May 19, 2006	Executive Vice President of Strand and the funds in the Highland Fund Complex.

M. Jason Blackburn (Age 31)	Chief Financial Officer (Principal Accounting Officer), Treasurer and Secretary	Indefinite Term and Officer since May 19, 2006	Assistant Controller of the Investment Adviser since November 2001. Treasurer and Secretary of the funds in the Highland Fund Complex.

Michael Colvin (Age 38)	Chief Compliance Officer	Indefinite Term and Officer since May 19, 2006	General Counsel and Chief Compliance Officer of the Investment Adviser since June 2007 and Chief Compliance Officer of the funds in the Highland Fund Complex since July 2007. Shareholder in the Corporate and Securities Group at Greenberg Traurig, LLP, from January 2007 to June 2007. Partner from January 2003 to January 2007 and Associate from 1995 to 2002 in the Private Equity Practice Group at Weil, Gotshal & Manges, LLP.

(1)	After a Trustee’s initial term, each Trustee is expected to serve a three-year term concurrent with the class of Trustees with which he serves. Messrs. Leary and Ward, as Class I Trustees, were re-elected in 2007; Messrs. Hui and Kavanaugh, as Class II Trustees, are expected to stand for re-election in 2008; and Mr. Dougherty, the sole Class III Trustee, is expected to stand for re-election in 2009.

(2)	The Highland Fund Complex consists of all of the registered investment companies advised by Highland as of the date of this Statement of Additional Information. In addition, each of the Trustees oversees Highland Distressed Opportunities Fund, Inc., a closed-end company that has filed an election to be regulated as a business development company under the Investment Company Act.

Compensation of Trustees
     The fees and expenses of the Independent Trustees of the Trust are paid by the Trust. The trustees who are members of the Highland organization receive no compensation from the Trust. It is estimated that the Independent Trustees will receive from the Trust the amounts set forth below for the Trust’s calendar year ending December 31, 2007.

		Total Compensation from
	Aggregate	the Trust
	Compensation	and Highland Fund
	from the Trust	Complex(1)
Name of Independent Trustees
Timothy K. Hui	$7,500	$97,500
Scott F. Kavanaugh	$7,500	$97,500
James F. Leary	$7,500	$97,500
Bryan A. Ward	$7,500	$97,500

(1)	Estimates the total compensation to be earned by that person during the calendar year ending December 31, 2007 from the registered investment companies advised by Highland.
Share Ownership
     The following table shows the dollar range of equity securities beneficially owned by the Trust’s trustees in the Trust and the aggregate dollar range of equity securities owned by the Trust’s trustees in all funds overseen by the trustee in the Highland Fund Complex as of December 31, 2006.

		Aggregate Dollar Range
		of Equity Securities
		Overseen by Trustees
	Dollar Range of Equity	in the Family of
	Securities in the	Registered Investment
	Trust	Companies
Name of Trustee
Interested Trustee
R. Joseph Dougherty	$0	$100,001 – 500,000
Independent Trustees
Timothy K. Hui	$0	$1 – 10,0000
Scott F. Kavanaugh	$0	$50,001 – 100,000
James F. Leary	$0	$10,001 – 50,000
Bryan A. Ward	$0	$1 – 10,000
Committees
     In connection with the board of trustees’ responsibility for the overall management and supervision of the Trust’s affairs, the trustees meet periodically throughout the year to oversee the Trust’s activities, review contractual arrangements with service providers for the Trust and review the Trust’s performance. To fulfill these duties, the Trust has four committees: an Audit Committee, a Nominating Committee, a Litigation Committee and a Qualified Legal Compliance Committee.
     The Audit Committee consists of Timothy Hui, Scott Kavanaugh, James Leary and Bryan Ward. The Audit Committee acts according to the Audit Committee charter. Scott Kavanaugh has been appointed as Chairman of the Audit Committee. The Audit Committee is responsible for (i) oversight of the Trust’s accounting and financial reporting processes and the audits of the Trust’s financial statements and (ii) providing assistance to the board of trustees of the Trust in connection with its oversight of the integrity of the Trust’s financial statements, the Trust’s compliance with legal and regulatory requirements and the independent registered public accounting firm’s qualifications, independence and performance. The board of trustees of the Trust has determined that the Trust has one audit committee financial expert serving on its Audit Committee, Mr. Leary, who is independent for the purpose of the definition of audit committee financial expert as applicable to the Trust. The Audit Committee met three times during the last fiscal year.
     The Nominating Committee’s function is to canvass, recruit, interview, solicit and nominate trustees. The Nominating Committee considers recommendations for nominees from shareholders sent to the Secretary of the Trust, Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. A nomination submission must include all information relating to the recommended nominee that is required to be disclosed in solicitations or proxy statements for the election of trustees, as well as information sufficient to evaluate the factors listed above. Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board of trustees and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee. The Nominating Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Nominating Committee did not meet during its first full fiscal year of operation.
     The Litigation Committee’s function is to seek to address any potential conflicts of interest between or among the Trust and the Investment Adviser in connection with any potential or existing litigation or other legal proceeding relating to securities held by the Trust and the Investment Adviser or another client of the Investment Adviser. The Litigation Committee is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The Litigation Committee did not meet during its first full fiscal year of operation.
     The Qualified Legal Compliance Committee (the “QLCC”) is charged with compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations regarding alternative reporting procedures for attorneys representing the Trust who appear and practice before the Commission on behalf of the Trust. The QLCC is comprised of Messrs. Hui, Kavanaugh, Leary and Ward. The QLCC did not meet during its first full fiscal year of operation.
Proxy Voting Policies and Procedures
     The board of trustees of the Trust has delegated the voting of proxies for Trust securities to Highland pursuant to Highland’s proxy voting policies and procedures. Under these policies and procedures, Highland will vote proxies related to Trust securities in the best interests of the Trust and its shareholders. A copy of Highland’s proxy voting policies and procedures is attached as Appendix B to this Statement of Additional Information. The Trust’s proxy voting record for the most recent 12-month period ending June 30 is available (i) without charge, upon request, by calling 1-877-665-1287 and (ii) on the Commission’s web site (http://www.sec.gov).
Codes of Ethics
     The Trust and the Investment Adviser have adopted codes of ethics under Rule 17j-1 of the Investment Company Act. These codes permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Trust. These codes can be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-551-8090. The codes of ethics are available on the EDGAR Database on the Commission’s web site (http://www.sec.gov), and copies of these codes may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Commission’s Public Reference Section, Washington, D.C. 20549-0102.
Administration Services
     Pursuant to the Trust’s administration services agreement, Highland performs the following services: (i) prepare monthly security transaction listings; (ii) supply various normal and customary Trust statistical data as requested on an ongoing basis; (iii) prepare for execution and file the Trust’s federal and state tax returns; prepare a fiscal tax provision in coordination with the annual audit; prepare an excise tax provision; and prepare all relevant 1099 calculations; (iv) coordinate contractual relationships and communications between the Trust and its contractual service providers; (v) coordinate printing of the

Trust’s annual and semi-annual shareholder reports; (vi) prepare income and capital gain distributions; (vii) prepare the semiannual and annual financial statements; (viii) monitor the Trust’s compliance with Internal Revenue Code, Commission and prospectus requirements; (ix) prepare, coordinate with the Trust’s counsel and coordinate the filing with the Commission: semi-annual reports on Form N-SAR and Form N-CSR; Form N-Q; and Form N-PX based upon information provided by the Trust, assist in the preparation of Forms 3, 4 and 5 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and Section 30(f) of the Investment Company Act for the officers and trustees of the Trust, such filings to be based on information provided by those persons; (x) assist in the preparation of notices of meetings of shareholders; (xi) assist in obtaining the fidelity bond and trustees’ and officers’/errors and omissions insurance policies for the Trust in accordance with the requirements of Rule 17g-1 and 17d-1(d)(7) under the Investment Company Act as such bond and policies are approved by the Trust’s board of trustees; (xii) monitor the Trust’s assets to assure adequate fidelity bond coverage is maintained; (xiii) draft agendas and resolutions for quarterly and special board meetings; (xiv) coordinate the preparation, assembly and distribution of board materials; (xv) attend board meetings and draft minutes thereof; (xvi) maintain the Trust’s calendar to assure compliance with various filing and board approval deadlines; (xvii) furnish the Trust office space in the offices of Highland, or in such other place or places as may be agreed upon from time to time, and all necessary office facilities, simple business equipment, supplies, utilities and telephone service for managing the affairs and investments of the Trust; (xviii) assist the Trust in the handling of SEC examinations and responses thereto; (xix) perform clerical, bookkeeping and all other administrative services not provided by the Trust’s other service providers; (xx) determine or oversee the determination and publication of the Trust’s net asset value in accordance with the Trust’s policy as adopted from time to time by the Board of Trustees; (xxi) oversee the maintenance by the Trust’s custodian and transfer agent and dividend disbursing agent of certain books and records of the Trust as required under Rule 31a-1(b)(2)(iv) of the Investment Company Act and maintain (or oversee maintenance by such other persons as approved by the board of trustees) such other books and records required by law or for the proper operation of the Trust; (xxii) prepare such information and reports as may be required by any stock exchange or exchanges on which the Trust’s shares are listed; (xxiii) determine the amounts available for distribution as dividends and distributions to be paid by the Trust to its shareholders; prepare and arrange for the printing of dividend notices to shareholders; and provide the Trust’s dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Trust’s dividend reinvestment plan; (xxiv) serve as liaison between the Trust and each of its service providers; and (xxv) perform such additional administrative duties relating to the administration of the Trust as may subsequently be agreed upon in writing between the Trust and Highland. Highland shall have the authority to engage a sub-administrator in connection with the administrative services of the Trust, which sub-administrator may be an affiliate of Highland; provided, however, that Highland shall remain responsible to the Trust with respect to its duties and obligations set forth in the administration services agreement.
Portfolio Managers
     The portfolio managers of the Trust are Kurtis Plumer, James Dondero and Mark Okada.
     As of October 31, 2007, Kurtis Plumer managed the following client accounts:

			Number of	Assets
			Accounts	Subject to a
		Assets of	Subject to a	Performance
	Number of	Accounts	Performance	Fee
Type of Account	Accounts	(in millions)	Fee	(in millions)
Registered Investment Companies	2	$978	1	$87
Other Pooled Investment Vehicles	5	$2,532	3	$1,947
Other Accounts	—	—	—	—

     As of October 31, 2007, James Dondero managed the following client accounts:

			Number of	Assets
			Accounts	Subject to a
		Assets of	Subject to a	Performance
	Number of	Accounts	Performance	Fee
Type of Account	Accounts	(in millions)	Fee	(in millions)
Registered Investment Companies	4	$1,387	2	$463
Other Pooled Investment Vehicles	10	$6,282	9	$6,277
Other Accounts	—	—	—	—
     As of October 31, 2007, Mark Okada managed the following client accounts:

			Number of	Assets
			Accounts	Subject to a
		Assets of	Subject to a	Performance
	Number of	Accounts	Performance	Fee
Type of Account	Accounts	(in millions)	Fee	(in millions)
Registered Investment Companies	14	$9,107	—	—
Other Pooled Investment Vehicles	28	$18,058	23	$16,457
Other Accounts	—	—	—	—
     The Investment Adviser has built a professional working environment, a firm-wide compliance culture and compliance procedures and systems designed to protect against potential incentives that may favor one account over another. The Investment Adviser has adopted policies and procedures that address the allocation of investment opportunities, execution of portfolio transactions, personal trading by employees and other potential conflicts of interest that are designed to ensure that all client accounts are treated equitably over time. Nevertheless, the Investment Adviser furnishes advisory services to numerous clients in addition to the Trust, and the Investment Adviser may, consistent with applicable law, make investment recommendations to other clients or accounts (including accounts which are hedge funds or have performance or higher fees paid to the Investment Adviser, or in which portfolio managers have a personal interest in the receipt of such fees), which may be the same as or different from those made to the Trust. In addition, the Investment Adviser, its affiliates and any officer, director, stockholder or employee may or may not have an interest in the securities whose purchase and sale the Investment Adviser recommends to the Trust. Actions with respect to securities of the same kind may be the same as or different from the action which the Investment Adviser, or any of its affiliates, or any officer, director, stockholder, employee or any member of their families may take with respect to the same securities. Moreover, the Investment Adviser may refrain from rendering any advice or services concerning securities of companies of which any of the Investment Adviser’s (or its affiliates’) officers, directors or employees are directors or officers, or companies as to which the Investment Adviser or any of its affiliates or the officers, directors and employees of any of them has any substantial economic interest or possesses material non-public information. In addition to its various policies and procedures designed to address these issues, the Investment Adviser includes disclosure regarding these matters to its clients in both its Form ADV and investment advisory agreements.
     The Investment Adviser, its affiliates or their officers and employees serve or may serve as officers, directors or principals of entities that operate in the same or related lines of business or of investment funds managed by affiliates of the Investment Adviser. Accordingly, these individuals may have obligations to investors in those entities or funds or to other clients, the fulfillment of which might not be in the best interests of the Trust. As a result, the Investment Adviser will face conflicts in the allocation of investment opportunities to the Trust and other funds and clients. In order to enable such affiliates to fulfill their fiduciary duties to each of the clients for which they have responsibility, the Investment Adviser will endeavor to allocate investment opportunities in a fair and equitable manner which may, subject to applicable regulatory constraints, involve pro rata co-investment by the Trust and such other clients or may involve a rotation of opportunities among the Trust and such other clients.
     While the Investment Adviser does not believe there will be frequent conflicts of interest, if any, the Investment Adviser and its affiliates have both subjective and objective procedures and policies in place designed to manage the potential conflicts of interest between the Investment Adviser’s fiduciary obligations to the Trust and their similar fiduciary obligations to other clients so that, for example, investment opportunities are allocated in a fair and equitable manner among the Trust and such other clients. An investment opportunity that is suitable for multiple clients of the Investment Adviser and its affiliates may not be capable of being shared among some or all of such clients due to the limited scale of the opportunity or other factors, including regulatory restrictions imposed by the Investment Company Act. There can be no assurance that the Investment Adviser’s or its affiliates’ efforts to allocate any particular investment opportunity fairly among all clients for whom such opportunity is appropriate will result in an allocation of all or part of such opportunity to the Trust. Not all conflicts of interest can be expected to be resolved in favor of the Trust.
     Under current Commission regulations, the Trust may be prohibited from co-investing with any unregistered fund managed now or in the future by the Investment Adviser in certain private placements in which the Investment Adviser negotiates non-pricing terms. The Trust intends to file for exemptive relief from the Commission to enable it to co-invest with other unregistered funds managed by the Investment Adviser.
Compensation
     The Investment Adviser’s financial arrangements with its portfolio managers, its competitive compensation and its career path emphasis at all levels reflect the value senior management places on key resources. Compensation may include a variety of components and may vary from year to year based on a number of factors including the relative performance of a portfolio managers’ underlying account, the combined performance of the portfolio managers underlying accounts, and the relative performance of the portfolio managers underlying accounts measured against other employees. The principal components of compensation include a base salary, a discretionary bonus, various retirement benefits and one or more of the incentive compensation programs established by the Investment Adviser such as Option It Plan and the Long-Term Incentive Plan.
     Base Compensation. Generally, portfolio managers receive base compensation based on their seniority and/or their position with the firm, which may include the amount of assets supervised and other management roles within the firm.
     Discretionary Compensation. In addition to base compensation, portfolio managers may receive discretionary compensation, which can be a substantial portion of total compensation. Discretionary compensation can include a discretionary cash bonus as well as one or more of the following:
•	Option It Plan. The purpose of this plan is to attract and retain the highest quality employees for positions of substantial responsibility, and to provide additional incentives to a select group of management or highly compensated employees of Highland so as to promote the success of the Highland.

•	Long Term Incentive Plan. The purpose of this plan is to create positive morale and teamwork, to attract and retain key talent, and to encourage the achievement of common goals. This plan seeks to reward participating employees based on the increased value of Highland through the use of Long-Term Incentive Units.

     Senior portfolio managers who perform additional management functions may receive additional compensation in these other capacities. Compensation is structured such that key professionals benefit from remaining with the firm.
Securities Ownership of Portfolio Managers
     As of October 31, 2007, Mr. Dondero and Mr. Okada owned between $50,001 - $100,000 and over $100,000 of the Trust’s common shares, respectively.
PORTFOLIO TRANSACTIONS AND BROKERAGE
     In placing portfolio transactions for the Trust, the Investment Adviser will give primary consideration to securing the most favorable price and efficient execution. Consistent with this policy, the Investment Adviser may consider the financial responsibility, research and investment information and other services provided by brokers or dealers who may effect or be a party to any such transaction or other transactions to which other clients of the Investment Adviser may be a party. Neither the Trust nor the Investment Adviser has adopted a formula for allocation of the Trust’s investment transaction business. The Investment Adviser has access to supplemental investment and market research and security and economic analysis provided by brokers who may execute brokerage transactions at a higher cost to the Trust than would otherwise result when allocating brokerage transactions to other brokers on the basis of seeking the most favorable price and efficient execution. The Investment Adviser, therefore, is authorized to place orders for the purchase and sale of securities for the Trust with such brokers, subject to review by the Trust’s board of trustees from time to time with respect to the extent and continuation of this practice. The services provided by such brokers may be useful or beneficial to the Investment Adviser in connection with its services to other clients.
     On occasions when the Investment Adviser deems the purchase or sale of a security to be in the best interest of the Trust as well as other clients, the Investment Adviser, to the extent permitted by applicable laws and regulations, may, but shall be under no obligation to, aggregate the securities to be so sold or purchased in order to obtain the most favorable price or lower brokerage commissions and efficient execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the Investment Adviser in the manner it considers to be the most equitable and consistent with its fiduciary obligations to the Trust and to such other clients.
REPURCHASE OF COMMON SHARES
     The Trust is a closed-end management investment company and as such its shareholders will not have the right to cause the Trust to redeem their shares. Instead, the Trust’s common shares will trade in the open market at a price that will be a function of several factors, including dividend levels (which are in turn affected by expenses), net asset value, call protection, dividend stability, relative demand for and supply of such shares in the market, general market and economic conditions and other factors. Because shares of a closed-end investment company may frequently trade at prices lower than net asset value, the Trust’s board of trustees may consider action that might be taken to reduce or eliminate any material discount from net asset value in respect of common shares, which may include the repurchase of such shares in the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Trust to an open-end investment company. The board of trustees may decide not to take any of these actions. In addition, there can be no assurance that share repurchases or tender offers, if undertaken, will reduce market discount.
     Notwithstanding the foregoing, at any time when there are outstanding borrowings, the Trust may not purchase, redeem or otherwise acquire any of its common shares unless (i) all accrued preferred shares dividends have been paid and (ii) at the time of such purchase, redemption or acquisition, the net asset value of the Trust’s portfolio (determined after deducting the acquisition price of the common shares) is at least 200% of the liquidation value of the outstanding borrowings. Any service fees incurred in connection with any tender offer made by the Trust will be borne by the Trust and will not reduce the stated consideration to be paid to tendering shareholders.
     Subject to its investment restrictions, the Trust may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Trust in anticipation of share repurchases or tenders will reduce the Trust’s net income. Any share repurchase, tender offer or borrowing that might be approved by the Trust’s board of trustees would have to comply with the Securities Exchange Act of 1934, as amended, the Investment Company Act and the rules and regulations thereunder.
     Although the decision to take action in response to a discount from net asset value will be made by the board of trustees at the time it considers such issue, it is the board’s present policy, which may be changed by the board of trustees, not to authorize repurchases of common shares or a tender offer for such shares if: (1) such transactions, if consummated, would (a) result in the delisting of the common shares from the New York Stock Exchange, or (b) impair the Trust’s status as a regulated investment company under the Code (which would make the Trust a taxable entity, causing the Trust’s income to be taxed at the corporate level in addition to the taxation of shareholders who receive dividends from the Trust), or as a registered closed-end investment company under the Investment Company Act; (2) the Trust would not be able to liquidate portfolio securities in an orderly manner and consistent with the Trust’s investment objectives and policies in order to repurchase shares; or (3) there is, in the board’s judgment, any (a) material legal action or proceeding instituted or threatened challenging such transactions or otherwise materially adversely affecting the Trust, (b) general suspension of or limitation on prices for trading securities on the New York Stock Exchange, (c) declaration of a banking moratorium by federal or state authorities or any suspension of payment by U.S. or New York banks, (d) material limitation affecting the Trust or the issuers of its portfolio securities by federal or state authorities on the extension of credit by lending institutions or on the exchange of foreign currency, (e) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States or (f) other event or condition which would have a material adverse effect (including any adverse tax effect) on the Trust or its shareholders if shares were repurchased. The board of trustees may in the future modify these conditions in light of experience.
     The repurchase by the Trust of its shares at prices below net asset value will result in an increase in the net asset value of those shares that remain outstanding. However, there can be no assurance that share repurchases or tender offers at or below net asset value will result in the Trust’s shares trading at a price equal to their net asset value. Nevertheless, the fact that the Trust’s shares may be the subject of repurchase or tender offers from time to time, or that the Trust may be converted to an open-end investment company, may reduce any spread between market price and net asset value that might otherwise exist.
     Before deciding whether to take any action if the common shares trade below net asset value, the Trust’s board of trustees would likely consider all relevant factors, including the extent and duration of the discount, the liquidity of the Trust’s portfolio, the impact of any action that might be taken on the Trust or its shareholders and market considerations. Based on these considerations, even if the Trust’s shares should trade at a discount, the board of trustees may determine that, in the interest of the Trust and its shareholders, no action should be taken.

TAX MATTERS
     The following discussion summarizes certain U.S. federal income tax considerations affecting the Trust and the purchase, ownership and disposition of the Trust’s common and preferred shares by shareholders that are U.S. persons, as defined for U.S. federal income tax purposes. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder and judicial and administrative authorities, all of which are subject to change or differing interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal tax concerns affecting the Trust and its shareholders (including non-U.S. Shareholders owning large positions in the Trust and others subject to special treatment under U.S. federal income tax law).
     The discussions set forth herein and in the prospectus do not constitute tax advice, and you are urged to consult with your own tax advisor to determine the specific U.S. federal, state, local and foreign tax consequences to you of investing in the Trust.
Taxation of the Trust
     The Trust intends to elect to be treated and to qualify annually as a regulated investment company under Subchapter M of the Code. Accordingly, the Trust must, among other things, meet the following requirements regarding the source of its income and the diversification of its assets:
     (i) The Trust must derive in each taxable year at least 90% of its gross income from the following sources: (a) dividends, interest (including tax-exempt interest), payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) interests in “qualified publicly traded partnerships” (as defined in the Code).
     (ii) The Trust must diversify its holdings so that, at the end of each quarter of each taxable year: (a) at least 50% of the value of the Trust’s total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the Trust’s total assets and not more than 10% of the outstanding voting securities of such issuer and (b) not more than 25% of the value of the Trust’s total assets is invested in the securities (other than U.S. government securities and the securities of other regulated investment companies) of: (I) any one issuer, (II) any two or more issuers that the Trust controls (by owning 20% or more of their voting power) and that are determined to be engaged in the same business or similar or related trades or businesses or (III) any one or more “qualified publicly traded partnerships” (as defined in the Code).
     As a regulated investment company, the Trust generally will not be subject to U.S. federal income tax on income and gains that the Trust distributes to its shareholders, provided that it distributes each taxable year at least the sum of: (i) 90% of the Trust’s investment company taxable income (which includes, among other items, dividends, interest and the excess of any net short-term capital gain over net long-term capital loss and other taxable income, other than any net long-term capital gain, reduced by deductible expenses) determined without regard to the deduction for dividends paid and (ii) 90% of the Trust’s net tax-exempt interest (the excess of its gross tax-exempt interest over certain disallowed deductions). The Trust intends to distribute substantially all of such income each year. The Trust will be subject to U.S. federal income tax at regular corporate rates on any taxable income or gains that it does not distribute to its shareholders.

     The Code imposes a 4% nondeductible excise tax on the Trust to the extent the Trust does not distribute by the end of any calendar year at least the sum of: (i) 98% of its ordinary income (not taking into account any capital gain or loss) for the calendar year and (ii) 98% of its capital gain in excess of its capital loss (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year (unless an election is made to use the Trust’s fiscal year). In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year. While the Trust intends to distribute any income and capital gain in the manner necessary to minimize imposition of the 4% excise tax, there can be no assurance that sufficient amounts of the Trust’s taxable income and capital gain will be distributed to avoid entirely the imposition of the excise tax. In that event, the Trust will be liable for the excise tax only on the amount by which it does not meet the foregoing distribution requirement.
     If, for any taxable year, the Trust does not qualify as a regulated investment company, all of its taxable income (including its net capital gain) will be subject to tax at regular corporate rates without any deduction for distributions to shareholders, and such distributions will be taxable to the shareholders as ordinary dividends to the extent of the Trust’s current or accumulated earnings and profits. Provided that shareholders satisfy certain holding period and other requirements with respect to their common shares, such dividends would be eligible (i) to be treated as qualified dividend income in the case of shareholders taxed as individuals and (ii) for the dividends received deduction in the case of shareholders taxed as corporations. The Trust may be required to recognize unrealized gains, pay taxes and make distributions (which may be subject to interest charges) before requalifying for taxation as a regulated investment company. If the Trust fails to qualify as a regulated investment company in any year, it must pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company. If the Trust fails to qualify as a regulated investment company for a period greater than one taxable year, the Trust may be required to recognize and pay tax on any net built-in gains with respect to certain of its assets (i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if the Trust had been liquidated) or, alternatively, to elect to be subject to taxation on such built-in gain recognized for a period of ten years, in order to qualify as a regulated investment company in a subsequent year.
Taxation of the Trust’s Investments
     Certain of the Trust’s investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things: (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower-taxed, long-term capital gain into higher-taxed, short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), (vi) cause the Trust to recognize income or gain without a corresponding receipt of cash, (vii) adversely affect the time as to when a purchase or sale of stocks or securities is deemed to occur, (viii) adversely alter the characterization of certain complex financial transactions or (ix) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. These U.S. federal income tax provisions could therefore affect the amount, timing and character of distributions to shareholders. The Trust intends to monitor its transactions and may make certain tax elections and may be required to dispose of securities or borrow money to mitigate the effect of these provisions and prevent disqualification of the Trust as a regulated investment company.
     If the Trust purchases shares in certain foreign investment entities, called passive foreign investment companies (“PFICs”), the Trust may be subject to U.S. federal income tax on a portion of any

“excess distribution” or gain from the disposition of such shares. Additional charges in the nature of interest may be imposed on the Trust in respect of deferred taxes arising from such distributions or gains. Elections may be available to the Trust to mitigate the effect of this tax, but such elections generally accelerate the recognition of income without the receipt of cash. Dividends paid by PFICs will not be qualified dividend income.
     If the Trust invests in the shares of a PFIC, or any other investment that produces income that is not matched by a corresponding cash distribution to the Trust, such as investments in debt securities that have original issue discount, the Trust could be required to recognize income that it has not yet received. Any such income would be treated as income earned by the Trust and therefore would be subject to the distribution requirements of the Code. This might prevent the Trust from distributing 90% of its net investment income as is required in order to avoid Trust-level U.S. federal income taxation on all of its income, or might prevent the Trust from distributing enough ordinary income and capital gain net income to avoid completely the imposition of the excise tax. To avoid this result, the Trust may be required to borrow money or dispose of securities to be able to make required distributions to the shareholders.
     Dividend, interest and other income received by the Trust from investments outside the United States may be subject to withholding and other taxes imposed by foreign countries. Tax treaties between the United States and other countries may reduce or eliminate such taxes. The Trust does not expect that it will be eligible to elect to treat any foreign taxes it pays as paid by its shareholders, who therefore will not be entitled to credits for such taxes on their own tax returns. Foreign taxes paid by a Trust will reduce the return from the Trust’s investments.
Taxation of Shareholders
     The Trust will determine either to distribute or to retain for reinvestment all or part of its net capital gain. If any such gain is retained, the Trust will be subject to corporate income tax (currently at a maximum rate of 35%) on such retained amount. In that event, the Trust expects to designate the retained amount as undistributed capital gain in a notice to its shareholders, each of whom: (i) will be required to include in income for U.S. federal income tax purposes as long-term capital gain its share of such undistributed amounts, (ii) will be entitled to credit its proportionate share of the tax paid by the Trust against its U.S. federal income tax liability and to claim refunds to the extent that the credit exceeds such liability and (iii) will increase its basis in its common shares of the Trust by an amount equal to 65% of the amount of undistributed capital gain included in such shareholder’s gross income.
     Distributions paid to you by the Trust from its net realized long-term capital gains, if any, that the Trust designates as capital gains dividends (“capital gain dividends”) are taxable as long-term capital gains, regardless of how long you have held your common shares. All other dividends paid to you by the Trust (including dividends from short-term capital gains) from its current or accumulated earnings and profits (“ordinary income dividends”) are generally subject to tax as ordinary income. The Trust does not expect that a corporate shareholder will be able to claim a dividends received deduction with respect to any significant portion of the Trust distributions.
     Special rules apply, however, to ordinary income dividends paid to individuals with respect to taxable years beginning on or before December 31, 2010. If you are an individual, any such ordinary income dividend that you receive from the Trust generally will be eligible for taxation at the rates applicable to long-term capital gains to the extent that: (i) the ordinary income dividend is attributable to “qualified dividend income” (i.e., generally dividends paid by U.S. corporations and certain foreign corporations) received by the Trust, (ii) the Trust satisfies certain holding period and other requirements with respect to the stock on which such qualified dividend income was paid and (iii) you satisfy certain holding period and other requirements with respect to your common shares. Ordinary income dividends subject to these special rules are not actually treated as capital gains, however, and thus will not be included in the computation of your net capital gain and generally cannot be used to offset any capital losses. In general, you may include as qualified dividend income only that portion of the dividends that may be and are so designated by the Trust as qualified dividend income; however, the Trust does not expect that a significant portion of its ordinary income dividends will be treated as qualified dividend income.
     Any distributions that you receive that are in excess of the Trust’s current or accumulated earnings and profits will be treated as a tax-free return of capital to the extent of your adjusted tax basis in your common shares, and thereafter as capital gain from the sale of common shares. The amount of any Trust distribution that is treated as a tax-free return of capital will reduce your adjusted tax basis in your common shares, thereby increasing your potential gain or reducing your potential loss on any subsequent sale or other disposition of your common shares.
     For holders of common shares that participate in the Trust’s Automatic Dividend Reinvestment Plan, dividends and other taxable distributions are taxable to you even if they are reinvested in additional common shares of the Trust. Dividends and other distributions paid by the Trust are generally treated under the Code as received by you at the time the dividend or distribution is made. If, however, the Trust pays you a dividend in January that was declared in the previous October, November or December and you were the shareholder of record on a specified date in one of such months, then such dividend will be treated for tax purposes as being paid by the Trust and received by you on December 31 of the year in which the dividend was declared.
     The price of common shares purchased at any time may reflect the amount of a forthcoming distribution. If you purchase common shares just prior to a distribution, you will receive a distribution that will be taxable to you even though it represents in part a return of your invested capital.
     The Trust will send you information after the end of each year setting forth the amount and tax status of any distributions paid to you by the Trust. Ordinary income dividends and capital gain dividends may also be subject to state and local taxes.
     If you sell or otherwise dispose of common shares of the Trust, you will generally recognize a gain or loss in an amount equal to the difference between your adjusted tax basis in such common shares of the Trust and the amount you receive upon disposition of such common shares. If you hold your common shares as capital assets, any such gain or loss will be long-term capital gain or loss if you have held such common shares for more than one year at the time of sale. Any loss upon the sale or exchange of common shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you with respect to such common shares. Any loss you realize on a sale or exchange of common shares will be disallowed if you acquire other common shares (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after your sale or exchange of the common shares. In such case, your tax basis in the common shares acquired will be adjusted to reflect the disallowed loss.
     Current U.S. federal income tax laws tax both long-term and short-term capital gain of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, short-term capital gain is currently taxed at rates applicable to ordinary income (currently at a maximum of 35%) while long-term capital gain generally is taxed at a maximum rate of 15% with respect to taxable years beginning on or before December 31, 2010 (20% thereafter, unless changed by future legislation).

     Shareholders may be entitled to offset their capital gain dividends with capital loss. The Code contains a number of statutory provisions affecting the circumstances under which capital loss may be offset against capital gain and limiting the use of loss from certain investments and activities. Accordingly, shareholders that have capital losses are urged to consult their tax advisors.
     The Trust may be required to withhold, for U.S. federal backup withholding tax purposes, a portion of the dividends, distributions and redemption proceeds payable to a shareholder who fails to provide the Trust (or its agent) with the shareholder’s correct taxpayer identification number (in the case of an individual, generally, such individual’s social security number) or to make the required certification, or who has been notified by the IRS that such shareholder is subject to backup withholding. Corporate shareholders and certain other shareholders are exempt from backup withholding. Backup withholding is not an additional tax and any amount withheld may be refunded or credited against your U.S. federal income tax liability, if any, provided that you furnish the required information to the IRS.
EXPERTS
     PricewaterhouseCoopers LLP, located at 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201, provides accounting and auditing services to the Trust.
ADDITIONAL INFORMATION
     A Registration Statement on Form N-2, including amendments thereto, relating to the shares offered hereby, has been filed by the Trust with the Commission, Washington, D.C. The prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Trust and the Shares offered hereby, reference is made to the Registration Statement. Statements contained in the prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected without charge at the Commission’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Commission upon the payment of certain fees prescribed by the Commission.
FINANCIAL STATEMENTS
     The Trust’s financial statements appearing in the Trust’s annual shareholder report for the period ended December 31, 2006 are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent registered public accounting firm for the Trust. The Trust’s unaudited financial statements appearing in the Trust’s semi-annual shareholder report for the period ended June 30, 2007 are incorporated by reference in this Statement of Additional Information. The annual and semi-annual (unaudited) shareholder reports are available upon request and without charge by writing to the Trust at Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 or by calling (877) 665-1287.

APPENDIX A
     A Standard & Poor’s issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor.
     Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor’s from other sources it considers reliable. Standard & Poor’s does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.
     Issue credit ratings can be either long-term or short-term. Short-term ratings are generally assigned to those obligations considered short-term in the relevant market. In the U.S., for example, that means obligations with an original maturity of no more than 365 days, including commercial paper, are considered short-term. Short-term ratings are also used to indicate the creditworthiness of an obligor with respect to put features on long-term obligations. The result is a dual rating, in which the short-term rating addresses the put feature, in addition to the usual long-term rating. Medium-term notes are assigned long-term ratings.
Long-Term Issue Credit Ratings
     Issue credit ratings are based, in varying degrees, on the following considerations:
•	Likelihood of payment—capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

•	Nature of and provisions of the obligation; and

•	Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.
     The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.
AAA
     An obligation rated “AAA” has the highest rating assigned by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is extremely strong.

AA
     An obligation rated “AA” differs from the highest-rated obligations only to a small degree. The obligor’s capacity to meet its financial commitment on the obligation is very strong.
A
     An obligation rated “A” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
BBB
     An obligation rated “BBB” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
BB, B, CCC, CC, and C
     Obligations rated “BB”, “B”, “CCC”, “CC”, and “C” are regarded as having significant speculative characteristics. “BB” indicates the least degree of speculation and “C” the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.
     An obligation rated “BB” is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B
     An obligation rated “B” is more vulnerable to nonpayment than obligations rated “BB”, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation.
CCC
     An obligation rated “CCC” is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.
CC
     An obligation rated “CC” is currently highly vulnerable to nonpayment.
C
     A subordinated debt or preferred stock obligation rated “C” is currently highly vulnerable to nonpayment. The “C” rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A “C” also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.

D
     An obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
Plus (+) or minus (–)
     The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (–) sign to show relative standing within the major rating categories.
NR
     This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor’s does not rate a particular obligation as a matter of policy.
Short-Term Issue Credit Ratings

     A short-term obligation rated “A-1” is rated in the highest category by Standard & Poor’s. The obligor’s capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor’s capacity to meet its financial commitment on these obligations is extremely strong.

     A short-term obligation rated “A-2” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitment on the obligation is satisfactory.
A-3
     A short-term obligation rated “A-3” exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.
B
     A short-term obligation rated “B” is regarded as having significant speculative characteristics. Ratings of “B-1”, “B-2”, and “B-3” may be assigned to indicate finer distinctions within the “B” category. The obligor currently has the capacity to meet its financial commitment on the obligation; however, it faces major ongoing uncertainties which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation.
B-1
     A short-term obligation rated “B-1” is regarded as having significant speculative characteristics, but the obligor has a relatively stronger capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.

B-2
     A short-term obligation rated “B-2” is regarded as having significant speculative characteristics, and the obligor has an average speculative-grade capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
B-3
     A short-term obligation rated “B-3” is regarded as having significant speculative characteristics, and the obligor has a relatively weaker capacity to meet its financial commitments over the short-term compared to other speculative-grade obligors.
C
     A short-term obligation rated “C” is currently vulnerable to nonpayment and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.
D
     A short-term obligation rated “D” is in payment default. The “D” rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor’s believes that such payments will be made during such grace period. The “D” rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.
Active Qualifiers (Currently applied and/or outstanding)
i
     This subscript is used for issues in which the credit factors, terms, or both, that determine the likelihood of receipt of payment of interest are different from the credit factors, terms or both that determine the likelihood of receipt of principal on the obligation. The “i” subscript indicates that the rating addresses the interest portion of the obligation only. The “i” subscript will always be used in conjunction with the “p” subscript, which addresses likelihood of receipt of principal. For example, a rated obligation could be assigned ratings of “AAAp NRi” indicating that the principal portion is rated “AAA” and the interest portion of the obligation is not rated.
L
     Ratings qualified with “L” apply only to amounts invested up to federal deposit insurance limits.

P
     This subscript is used for issues in which the credit factors, the terms, or both, that determine the likelihood of receipt of payment of principal are different from the credit factors, terms or both that determine the likelihood of receipt of interest on the obligation. The “p” subscript indicates that the rating addresses the principal portion of the obligation only. The “p” subscript will always be used in conjunction with the “i” subscript, which addresses likelihood of receipt of interest. For example, a rated obligation could be assigned ratings of “AAAp N.R.i” indicating that the principal portion is rated “AAA” and the interest portion of the obligation is not rated.
pi
     Ratings with a “pi” subscript are based on an analysis of an issuer’s published financial information, as well as additional information in the public domain. They do not, however, reflect in-depth meetings with an issuer’s management and are therefore based on less comprehensive information than ratings without a “pi” subscript. Ratings with a “pi” subscript are reviewed annually based on a new year’s financial statements, but may be reviewed on an interim basis if a major event occurs that may affect the issuer’s credit quality.
pr
     The letters “pr” indicate that the rating is provisional. A provisional rating assumes the successful completion of the project financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful, timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of or the risk of default upon failure of such completion. The investor should exercise his own judgment with respect to such likelihood and risk.
Preliminary
     Preliminary ratings are assigned to issues, including financial programs, in the following circumstances.
•	Preliminary ratings may be assigned to obligations, most commonly structured and project finance issues, pending receipt of final documentation and legal opinions. Assignment of a final rating is conditional on the receipt and approval by Standard & Poor’s of appropriate documentation. Changes in the information provided to Standard & Poor’s could result in the assignment of a different rating. In addition, Standard & Poor ‘s reserves the right not to issue a final rating.

•	Preliminary ratings are assigned to Rule 415 Shelf Registrations. As specific issues, with defined terms, are offered from the master registration, a final rating may be assigned to them in accordance with Standard & Poor’s policies. The final rating may differ from the preliminary rating.
t
     This symbol indicates termination structures that are designed to honor their contracts to full maturity or, should certain events occur, to terminate and cash settle all their contracts before their final maturity date.

Inactive Qualifiers (No longer applied or outstanding)
*
     This symbol indicated continuance of the ratings is contingent upon Standard & Poor ‘s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows. Discontinued use in August 1998.
c
     This qualifier was used to provide additional information to investors that the bank may terminate its obligation to purchase tendered bonds if the long-term credit rating of the issuer is below an investment-grade level and/or the issuer’s bonds are deemed taxable. Discontinued use in January 2001.
q
     A “q” subscript indicates that the rating is based solely on quantitative analysis of publicly available information. Discontinued use in April 2001.
r
     The “r” modifier was assigned to securities containing extraordinary risks, particularly market risks, that are not covered in the credit rating. The absence of an “r” modifier should not be taken as an indication that an obligation will not exhibit extraordinary non-credit related risks. Standard & Poor’s discontinued the use of the “r” modifier for most obligations in June 2000 and for the balance of obligations (mainly structured finance transactions) in November 2002.
     Moody’s Investors Service, Inc.—A brief description of the applicable Moody’s Investors Service, Inc. (“Moody’s”) rating symbols and their meanings (as published by Moody’s) follows:
Long-Term Obligation Ratings
     Moody’s long-term obligation ratings are opinions of the relative credit risk of a fixed income obligations with an original maturity of one year or more. They address the possibility that a financial obligation will not be honored as promised. Such ratings reflect both the likelihood of default and any financial loss suffered in the event of default.
Moody’s Long-Term Rating Definitions:
Aaa
     Obligations rated Aaa are judged to be of the highest quality, with minimal credit risk.
Aa
     Obligations rated Aa are judged to be of high quality and are subject to very low credit risk.
A
     Obligations rated A are considered upper medium-grade and are subject to low credit risk.

Baa
     Obligations rated Baa are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.
Ba
     Obligations rated Ba are judged to have speculative elements and are subject to substantial credit risk.
B
     Obligations rated B are considered speculative and are subject to high credit risk.
Caa
     Obligations rated Caa are judged to be of poor standing and are subject to very high credit risk.
Ca
     Obligations rated Ca are highly speculative and are likely in, or very near, default, with some prospect of recovery of principal and interest.
C
     Obligations rated C are the lowest rated class of bonds and are typically in default, with little prospect for recovery of principal or interest.
     Note: Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.
Medium-Term Note Ratings
     Moody’s assigns long-term ratings to individual debt securities issued from medium-term note (MTN) programs, in addition to indicating ratings to MTN programs themselves. Notes issued under MTN programs with such indicated ratings are rated at issuance at the rating applicable to all parí passu notes issued under the same program, at the program’s relevant indicated rating, provided such notes do not exhibit any of the characteristics listed below:
•	Notes containing features that link interest or principal to the credit performance of any third party or parties (i.e., credit-linked notes);

•	Notes allowing for negative coupons, or negative principal

•	Notes containing any provision that could obligate the investor to make any additional payments

•	Notes containing provisions that subordinate the claim.

     For notes with any of these characteristics, the rating of the individual note may differ from the indicated rating of the program.
     For credit-linked securities, Moody’s policy is to “look through” to the credit risk of the underlying obligor. Moody’s policy with respect to non-credit linked obligations is to rate the issuer’s ability to meet the contract as stated, regardless of potential losses to investors as a result of non-credit developments. In other words, as long as the obligation has debt standing in the event of bankruptcy, we will assign the appropriate debt class level rating to the instrument.
     Market participants must determine whether any particular note is rated, and if so, at what rating level. Moody’s encourages market participants to contact Moody’s Ratings Desks or visit www.moodys.com directly if they have questions regarding ratings for specific notes issued under a medium-term note program. Unrated notes issued under an MTN program may be assigned an NR (not rated) symbol.
Short-Term Ratings:
     Moody’s short-term ratings are opinions of the ability of issuers to honor short-term financial obligations. Ratings may be assigned to issuers, short-term programs or to individual short-term debt instruments. Such obligations generally have an original maturity not exceeding thirteen months, unless explicitly noted.
     Moody’s employs the following designations to indicate the relative repayment ability of rated issuers:
P-1
     Issuers (or supporting institutions) rated Prime-1 have a superior ability to repay short-term debt obligations.
P-2
     Issuers (or supporting institutions) rated Prime-2 have a strong ability to repay short-term debt obligations.
P-3
     Issuers (or supporting institutions) rated Prime-3 have an acceptable ability to repay short-term obligations.
NP
     Issuers (or supporting institutions) rated Not Prime do not fall within any of the Prime rating categories.
     Note: Canadian issuers rated P-1 or P-2 have their short-term ratings enhanced by the senior most long-term rating of the issuer, its guarantor or support provider.

APPENDIX B
PROXY VOTING POLICIES AND PROCEDURES

B-1

HIGHLAND CAPITAL MANAGEMENT, L.P.
PROXY VOTING POLICY
1. Application; General Principles
     1.1 This proxy voting policy (the “Policy”) applies to securities held in Client accounts as to which the above-captioned investment adviser (the “Company”) has voting authority, directly or indirectly. Indirect voting authority exists where the Company’s voting authority is implied by a general delegation of investment authority without reservation of proxy voting authority.
     1.2 The Company shall vote proxies in respect of securities owned by or on behalf of a Client in the Client’s best economic interests and without regard to the interests of the Company or any other Client of the Company.
2. Voting; Procedures
          2.1 Monitoring. A settlement designee of the Company shall have responsibility for monitoring portfolios managed by the Company for securities subject to a proxy vote. Upon the receipt of a proxy notice related to a security held in a portfolio managed by the Company, the settlement designee shall forward all relevant information to the portfolio manager(s) with responsibility for the security.
          2.2 Voting.
               2.2.1. Upon receipt of notice from the settlement designee, the portfolio manager(s) with responsibility for purchasing the security subject to a proxy vote shall evaluate the subject matter of the proxy and cause the proxy to be voted on behalf of the Client. In determining how to vote a particular proxy, the portfolio manager (s) shall consider, among other things, the interests of each Client account as it relates to the subject matter of the proxy, any potential conflict of interest the Company may have in voting the proxy on behalf of the Client and the procedures set forth in this Policy.
               2.2.2 If a proxy relates to a security held in a registered investment company or business development company (“Retail Fund”) portfolio, the portfolio manager(s) shall notify the Compliance Department and a designee from the Retail Funds group. Proxies for securities held in the Retail Funds will be voted by the designee from the Retail Funds group in a manner consistent with the best interests of the applicable Retail Fund and a record of each vote will be reported to the Retail Fund’s Board of Directors in accordance with the procedures set forth in Section 4 of this Policy.
          2.3 Conflicts of Interest. If the portfolio manager(s) determine that the Company may have a potential material conflict of interest (as defined in Section 3 of this Policy) in voting a particular proxy, the portfolio manager(s) shall contact the Company’s Compliance Department prior to causing the proxy to be voted.
     2.3.1. For a security held by a Retail Fund, the Company shall disclose the conflict and the determination of the manner in which it proposes to vote to the Retail Fund’s Board of Directors. The Company’s determination shall take into account only the interests of the Retail Fund, and the Compliance Department shall document the basis for the decision and furnish the documentation to the Board of Directors.

B-2

     2.3.2. For a security held by an unregistered investment company, such as a hedge fund and structured products (“Non-Retail Funds”), where a material conflict of interest has been identified the Company may resolve the conflict by following the recommendation of a disinterested third party or by abstaining from voting.
          2.4 Non-Votes. The Company may determine not to vote proxies in respect of securities of any issuer if it determines it would be in its Client’s overall best interests not to vote. Such determination may apply in respect of all Client holdings of the securities or only certain specified Clients, as the Company deems appropriate under the circumstances. As examples, the portfolio manager(s) may determine: (a) not to recall securities on loan if, in its judgment, the negative consequences to Clients of disrupting the securities lending program would outweigh the benefits of voting in the particular instance or (b) not to vote certain foreign securities positions if, in its judgment, the expense and administrative inconvenience outweighs the benefits to Clients of voting the securities.
          2.5 Recordkeeping. Following the submission of a proxy vote, the applicable portfolio manager(s) shall submit a report of the vote to a settlement designee of the Company. Records of proxy votes by the Company shall be maintained in accordance with Section 4 of this Policy.
          2.6 Certification. On a quarterly basis, each portfolio manager shall certify to the Compliance Department that they have complied with this Policy in connection with proxy votes during the period.
3. Conflicts of Interest
     3.1 Voting the securities of an issuer where the following relationships or circumstances exist are deemed to give rise to a material conflict of interest for purposes of this Policy:
     3.1.1 The issuer is a Client of the Company accounting for more than 5% of the Company’s annual revenues.
     3.1.2 The issuer is an entity that reasonably could be expected to pay the Company more than $1 million through the end of the Company’s next two full fiscal years.
     3.1.3 The issuer is an entity in which a “Covered Person” (as defined in the Retail Funds’ and the Company’s Policies and Procedures Designed to Detect and Prevent Insider Trading and to Comply with Rule 17j-1 of the Investment Company Act of 1940, as amended (each, a “Code of Ethics”)) has a beneficial interest contrary to the position held by the Company on behalf of Clients.
     3.1.4 The issuer is an entity in which an officer or partner of the Company or a relative1 of any such person is or was an officer, director or employee, or such person or relative otherwise has received more than $150,000 in fees, compensation and other payment from the issuer during the Company’s last three fiscal years; provided, however, that the Compliance Department may deem such a relationship not to be a material conflict of interest if the Company representative serves as an officer or director of the issuer at the direction of the Company for purposes of seeking control over the issuer.

[1]	For the purposes of this Policy, “relative” includes the following family members: spouse, minor children or stepchildren or children or stepchildren sharing the person’s home.

B-3

     3.1.5 The matter under consideration could reasonably be expected to result in a material financial benefit to the Company through the end of the Company’s next two full fiscal years (for example, a vote to increase an investment advisory fee for a Retail Fund advised by the Company or an affiliate).
     3.1.6 Another Client or prospective Client of the Company, directly or indirectly, conditions future engagement of the Company on voting proxies in respect of any Client’s securities on a particular matter in a particular way.
     3.1.7 The Company holds various classes and types of equity and debt securities of the same issuer contemporaneously in different Client portfolios.
     3.1.8 Any other circumstance where the Company’s duty to serve its Clients’ interests, typically referred to as its “duty of loyalty,” could be compromised.
     3.2 Notwithstanding the foregoing, a conflict of interest described in Section 3.1 shall not be considered material for the purposes of this Policy in respect of a specific vote or circumstance if:
     3.2.1 The securities in respect of which the Company has the power to vote account for less than 1% of the issuer’s outstanding voting securities, but only if: (i) such securities do not represent one of the 10 largest holdings of such issuer’s outstanding voting securities and (ii) such securities do not represent more than 2% of the Client’s holdings with the Company.
     3.2.2 The matter to be voted on relates to a restructuring of the terms of existing securities or the issuance of new securities or a similar matter arising out of the holding of securities, other than common equity, in the context of a bankruptcy or threatened bankruptcy of the issuer.
4. Recordkeeping and Retention
     4.1 The Company shall retain records relating to the voting of proxies, including:
     4.1.1 Copies of this Policy and any amendments thereto.
     4.1.2 A copy of each proxy statement that the Company receives regarding Client securities.
     4.1.3 Records of each vote cast by the Company on behalf of Clients.
     4.1.4 A copy of any documents created by the Company that were material to making a decision how to vote or that memorializes the basis for that decision.
     4.1.5 A copy of each written request for information on how the Company voted proxies on behalf of the Client, and a copy of any written response by the Company to any (oral or written) request for information on how the Company voted.
     4.2 These records shall be maintained and preserved in an easily accessible place for a period of not less than five years from the end of the Company’s fiscal year during which the last entry was made in the records, the first two years in an appropriate office of the Company.

B-4

     4.3 The Company may rely on proxy statements filed on the SEC’s EDGAR system or on proxy statements and records of votes cast by the Company maintained by a third party, such as a proxy voting service (provided the Company had obtained an undertaking from the third party to provide a copy of the proxy statement or record promptly on request).
     4.4 Records relating to the voting of proxies for securities held by the Retail Funds will be reported periodically to the Retail Funds’ Boards of Directors and, with respect to Retail Funds other than business development companies, to the SEC on an annual basis pursuant to Form N-PX.

B-5

Part C
Other Information
Item 25. Financial Statements and Exhibits
1. Financial Statements
Part A — Financial Highlights.
Part B — Unaudited financial statements for the period ended June 30, 2007 are incorporated by reference herein to the Trust’s semi-annual report for the period ended June 30, 2007. Financial statements for the period ended December 31, 2006 are incorporated by reference herein to the Trust’s annual report for the period ended December 31, 2006.
2. Exhibits

(a)	Agreement and Declaration of Trust(1)

(b)	By-Laws(1)

(c)	Not applicable

(d)	Form of Subscription Certificate(3)

(e)	Form of Dividend Reinvestment Plan(1)

(f)	Not applicable

(g)	Form of Investment Advisory Agreement(1)

(h)	Form of Dealer Manager Agreement(3)

(i)	Not applicable

(j)	Form of Custodian Services Agreement(1)

(k)(1)	Form of Transfer Agency Services Agreement(1)

(k)(2)	Form of Administration Services Agreement(1)

(k)(3)	Form of Sub-Administration Services Agreement(1)

(k)(4)	Form of Accounting Services Agreement(1)

(k)(5)	Form of Marketing and Structuring Fee Agreement(1)

(l)	Opinion and Consent of Counsel to the Trust(4)

(m)	Not applicable

(n)	Consent of Independent Registered Public Accounting Firm(4)

(o)	Not applicable

(p)	Subscription Agreement(1)

(q)	Not applicable

(r)(1)	Code of Ethics of the Trust(1)

(r)(2)	Code of Ethics of the Investment Adviser(1)

(s)	Power of Attorney(2)

(1)	Incorporated by reference from Pre-Effective Amendment No. 6 to the Trust’s Registration Statement on Form N-2 (File No. 333-132436), filed on June 21, 2006.

(2)	Incorporated by reference from the Trust’s Registration Statement on Form N-2 (File No. 333-147121), filed on November 2, 2007.

(3)	Incorporated by reference from Pre-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-2 (File No. 333-147121), filed on December 14, 2007.

(4)	Filed herewith.

Item 26. Marketing Arrangements
Not applicable.
Item 27. Other Expenses of Issuance and Distribution
The following table sets forth the estimated expenses to be incurred in connection with the offer described in this Registration Statement:

Legal	$250,000
Subscription Agent	51,273
Information Agent	18,000
Printing and Mailing	42,211
NYSE Listing Fee	40,274
SEC Registration Fee	5,836
FINRA Fee	19,509
Other	5,000

Total	$432,103

Item 28. Persons Controlled by or Under Common Control with the Registrant
None.

Item 29. Number of Holders of Shares
As of November 30, 2007:

Number of
Title of Class	Record Holders
Common Shares of Beneficial Interest	15
Item 30. Indemnification
Article V of the Registrant’s Agreement and Declaration of Trust provides as follows:
5.1 No Personal Liability of Shareholders, Trustees, etc. No Shareholder of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person in connection with Trust Property or the acts, obligations or affairs of the Trust. Shareholders shall have the same limitation of personal liability as is extended to stockholders of a private corporation for profit incorporated under the Delaware General Corporation Law. No trustee or officer of the Trust shall be subject in such capacity to any personal liability whatsoever to any Person, save only liability to the Trust or its Shareholders arising from bad faith, willful misfeasance, gross negligence or reckless disregard for his duty to such Person; and, subject to the foregoing exception, all such Persons shall look solely to the Trust Property for satisfaction of claims of any nature arising in connection with the affairs of the Trust. If any Shareholder, trustee or officer, as such, of the Trust, is made a party to any suit or proceeding to enforce any such liability, subject to the foregoing exception, he shall not, on account thereof, be held to any personal liability. Any repeal or modification of this Section 5.1 shall not adversely affect any right or protection of a trustee or officer of the Trust existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
5.2 Mandatory Indemnification. (a) The Trust hereby agrees to indemnify each person who at any time serves as a trustee or officer of the Trust (each such person being an “indemnitee”) against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and reasonable counsel fees reasonably incurred by such indemnitee in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, before any court or administrative or investigative body in which he may be or may have been involved as a party or otherwise or with which he may be or may have been threatened, while acting in any capacity set forth in this Article V by reason of his having acted in any such capacity, except with respect to any matter as to which he shall not have acted in good faith in the reasonable belief that his action was in the best interest of the Trust or, in the case of any criminal proceeding, as to which he shall have had reasonable cause to believe that the conduct was unlawful, provided, however, that no indemnitee shall be indemnified hereunder against any liability to any person or any expense of such indemnitee arising by reason of (i) willful misfeasance, (ii) bad faith, (iii) gross negligence, or (iv) reckless disregard of the duties involved in the conduct of his position (the conduct referred to in such clauses (i) through (iv) being sometimes referred to herein as “disabling conduct”). Notwithstanding the foregoing, with respect to any action, suit or other proceeding voluntarily prosecuted by any indemnitee as plaintiff, indemnification shall be mandatory only if the prosecution of such action, suit or other proceeding by such indemnitee (1) was authorized by a majority of the trustees or (2) was instituted by the indemnitee to enforce his or her rights to indemnification hereunder in a case in which the indemnitee is found to be entitled to such indemnification. The rights to indemnification set forth in this Declaration shall continue as to a person who has ceased to be a trustee or officer of the Trust and shall inure to the benefit of his or her heirs, executors and personal and legal representatives. No amendment or restatement of this Declaration or repeal of any of its provisions shall limit or eliminate any of the benefits provided to any person who at any time is or was a trustee or officer of the Trust or otherwise entitled to indemnification hereunder in respect of any act or omission that occurred prior to such amendment, restatement or repeal.
(b) Notwithstanding the foregoing, no indemnification shall be made hereunder unless there has been a determination (i) by a final decision on the merits by a court or other body of competent jurisdiction before whom the issue of entitlement to indemnification hereunder was brought that such indemnitee is entitled to indemnification hereunder or, (ii) in the absence of such a decision, by (1) a majority vote of a quorum of those trustees who are neither “interested persons” of the Trust (as defined in Section 2(a)(19) of the Investment Company Act) nor parties to the proceeding (“Disinterested Non-Party Trustees”), that the indemnitee is entitled to indemnification hereunder, or (2) if such quorum is not obtainable or even if obtainable, if such majority so directs, independent legal counsel in a written opinion concludes that the indemnitee should be entitled to indemnification hereunder. All determinations to make advance payments in connection with the expense of defending any proceeding shall be authorized and made in accordance with the immediately succeeding paragraph (c) below.
(c) The Trust shall make advance payments in connection with the expenses of defending any action with respect to which indemnification might be sought hereunder if the Trust receives a written affirmation by the indemnitee of the indemnitee’s good faith belief that the standards of conduct necessary for indemnification have been met and a written undertaking to reimburse the Trust unless it is subsequently determined that the indemnitee is entitled to such indemnification and if a majority of the trustees determine that the applicable standards of conduct necessary for indemnification appear to have been met. In addition, at least one of the following conditions must be met: (i) the indemnitee shall provide adequate security for his undertaking, (ii) the Trust shall be insured against losses arising by reason of any lawful advances, or (iii) a majority of a quorum of the Disinterested Non-Party Trustees, or if a majority vote of such quorum so direct, independent legal counsel in a written opinion, shall conclude, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is substantial reason to believe that the indemnitee ultimately will be found entitled to indemnification.
(d) The rights accruing to any indemnitee under these provisions shall not exclude any other right which any person may have or hereafter acquire under this Declaration, the By-Laws of the Trust, any statute, agreement, vote of stockholders or trustees who are “disinterested persons” (as defined in Section 2(a)(19) of the Investment Company Act) or any other right to which he or she may be lawfully entitled.
(e) Subject to any limitations provided by the Investment Company Act and this Declaration, the Trust shall have the power and authority to indemnify and provide for the advance payment of expenses to employees, agents and other Persons providing services to the Trust or serving in any capacity at the request of the Trust to the full extent corporations organized under the Delaware General Corporation Law may indemnify or provide for the advance payment of expenses for such Persons, provided that such indemnification has been approved by a majority of the trustees.
5.3 No Bond Required of Trustees. No trustee shall, as such, be obligated to give any bond or other security for the performance of any of his duties hereunder.
5.4 No Duty of Investigation; Notice in Trust Instruments, etc. No purchaser, lender, transfer agent or other person dealing with the trustees or with any officer, employee or agent of the Trust shall be bound to make any inquiry concerning the validity of any transaction purporting to be made by the trustees or by said officer, employee or agent or be liable for the application of money or property paid, loaned, or delivered to or on the order of the trustees or of said officer, employee or agent. Every obligation, contract, undertaking, instrument, certificate, Share, other security of the Trust, and every other act or thing whatsoever executed in connection with the Trust shall be conclusively taken to have been executed or done by the executors thereof only in their capacity as trustees under this Declaration or in their capacity as officers, employees or agents of the Trust. The trustees may maintain insurance for the protection of the Trust Property, its Shareholders, trustees, officers, employees and agents in such amount as the trustees shall deem adequate to cover possible tort liability, and such other insurance as the trustees in their sole judgment shall deem advisable or is required by the Investment Company Act.
5.5 Reliance on Experts, etc. Each trustee and officer or employee of the Trust shall, in the performance of its duties, be fully and completely justified and protected with regard to any act or any failure to act resulting from reliance in good faith upon the books of account or other records of the Trust, upon an opinion of counsel, or upon reports made to the Trust by any of the Trust’s officers or employees or by any advisor, administrator, manager, distributor, selected dealer, accountant, appraiser or other expert or consultant selected with reasonable care by the trustees, officers or employees of the Trust, regardless of whether such counsel or expert may also be a trustee.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to trustees, officers and controlling persons of the Trust, pursuant to the foregoing provisions or otherwise, the Trust has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Trust of expenses incurred or paid by a trustee, officer or controlling person of the Trust in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Trust will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue. Reference is made to Section 8 of the underwriting agreement attached as Exhibit (h), which is incorporated herein by reference and discusses the rights, responsibilities and limitations with respect to indemnity and contribution.
Item 31. Business and Other Connections of Investment Advisor
Highland Capital Management, L.P. has not engaged in any other substantial business since January 1, 2003 other than that disclosed under “Management of the Trust” in each of the prospectus and the Statement of Additional Information. Information as to other businesses, professions, vocations or employment of a substantial nature engaged in by each partner and executive officer of Highland Capital Management, L.P. is set forth in its Form ADV, as filed on the Commission’s website (File No. 801-54874) and is incorporated herein by reference.
Item 32. Location of Accounts and Records
The Trust’s accounts, books and other documents are currently located at the offices of the Registrant, c/o Highland Capital Management, L.P., Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240 and at the offices of the Registrant’s Custodian, Sub-Administrator and Transfer Agent.

Item 33. Management Services
Not Applicable.
Item 34. Undertakings
(1) The Registrant hereby undertakes to suspend the offering of its shares until it amends its prospectus if (a) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement or (b) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
(2) Not applicable.
(3) Not applicable.
(4) Not applicable.
(5) (a) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497 (h) under the Securities Act of 1933 shall be deemed to be part of the Registration Statement as of the time it was declared effective.
(b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, and State of Texas, on the 17th day of December, 2007.

/s/ James D. Dondero*

James D. Dondero
Chief Executive Officer and President
     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, this Registration Statement has been signed by the following persons in the capacities set forth below on the 17th day of December, 2007.

Name	Title

/s/ R. Joseph Dougherty*	Trustee
R. Joseph Dougherty

/s/ Timothy Hui*	Trustee
Timothy Hui

/s/ Scott Kavanaugh*	Trustee
Scott Kavanaugh

/s/ James Leary*	Trustee
James Leary

/s/ Bryan Ward*	Trustee
Bryan Ward

/s/ James D. Dondero*	Chief Executive Officer and President
James D. Dondero

/s/ M. Jason Blackburn	Chief Financial Officer
M. Jason Blackburn	(Principal Accounting Officer), Treasurer and Secretary

*By:	/s/ M. Jason Blackburn
M. Jason Blackburn
Attorney-in-Fact
December 17, 2007

Exhibits
None

(l)	Opinion and Consent of Counsel to the Trust
(n)	Consent of Independent Registered Public Accounting Firm